SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of, May 2009
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	May 8, 2009	Financial Statements for the Fiscal Year Ended March 31, 2009 (U.S. Accounting Standards)

2	May 8, 2009	Announcement Regarding a Share Exchange to Make Lecien Corporation a Wholly Owned Subsidiary of Wacoal Holdings Corp.

3	May 8, 2009	Notice on Distribution of Surplus

4	May 8, 2009	Renewal of Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. Defensive Measures against Takeovers)

5	May 8, 2009	Notice of Partial Amendment of Articles of Incorporation

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning

Date: May 11, 2009

EXHIBIT 1
Financial Statements for the Fiscal Year Ended March 31, 2009 (U.S. Accounting Standards)

May 8, 2009
Listed Company: Wacoal Holdings Corp.	Stock Exchanges: Tokyo (1st section), Osaka (1st section)
Code Number: 3591	URL: http://www.wacoalholdings.jp/
Representative: (Position) Representative Director	(Name) Yoshikata Tsukamoto
For Inquiries: (Position) General Manager Corporate Planning	(Name) Masaya Wakabayashi Tel: (075) 682-1006
Scheduled Date of Ordinary Shareholders’ Meeting: June 26, 2009	Scheduled Commencement Date for Dividend Payment: June 3, 2009
Scheduled Date of Annual Securities Report Filing: June 26, 2009
(Amounts less than 1 million yen have been rounded.)
1.	Consolidated Results for the Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)
(1)	Consolidated Business Results

	(% indicates changes from prior fiscal year)
	Sales		Operating Income		Pre-tax Net Income		Net Income
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Fiscal Year Ended March 31, 2009	172,276	3.9	10,129	(25.2)	7,627	(46.9)	5,230	5.3
Fiscal Year Ended March 31, 2008	165,761	(0.4)	13,540	5.0	14,353	3.1	4,966	(45.0)

		Diluted Net		Ratio of Pre-tax
	Net Income	Earnings Per	Ratio of Net Income to	Net Income to	Ratio of Operating
	Per Share	Share	Shareholders’ Equity	Total Assets	Income to Sales
	Yen	Yen	%	%	%
Fiscal Year Ended March 31, 2009	36.75	36.74	3.0	3.4	5.9
Fiscal Year Ended March 31, 2008	35.14	—	2.6	5.8	8.2
(Note)	Equity in income/(loss) of equity-method investment:

Fiscal Year ended March 31, 2009: 893 million yen; Fiscal Year ended March 31, 2008: (3,392) million yen
(2)	Consolidated Financial Condition

		Total Shareholders’	Total Shareholders’	Shareholders’ Equity
	Total Assets	Equity	Equity Ratio	Per Share
	Million Yen	Million Yen	%	Yen
Fiscal Year Ended March 31, 2009	213,486	165,873	77.7	1,181.00
Fiscal Year Ended March 31, 2008	241,619	185,113	76.6	1,291.41
(3)	Consolidated Cash Flow Status

				Balance of Cash and Cash
				Equivalents at End of
	Cash Flow from	Cash Flow used in	Cash Flow used in	Fiscal
	Operating Activities	Investing Activities	Financing Activities	Year
	Million Yen	Million Yen	Million Yen	Million Yen
Fiscal Year Ended March 31, 2009	8,168	(4,714)	(7,448)	22,939
Fiscal Year Ended March 31, 2008	14,225	3,590	(9,400)	28,043
2.	Status of Dividends

	Dividend Per Share					Total		Ratio of
	End of	End of	End of			Amount of	Payout	Dividend to
	First	Second	Third			Dividends	Ratio	Shareholders’
(Record Date)	Quarter	Quarter	Quarter	Year-End	Annual	(annual)	(consolidated)	Equity
	Yen	Yen	Yen	Yen	Yen	Million Yen	%	%
Fiscal Year Ended March 31, 2008	—	—	—	25.00	25.00	3,584	71.1	1.9
Fiscal Year Ended March 31, 2009	—	—	—	25.00	25.00	3,511	68.0	2.0
Fiscal Year Ending March 31, 2010 (Estimates)	—	—	—	20.00	20.00		73.9

3.	Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2010 (April 1, 2009 — March 31, 2010)

(% indicates changes from prior fiscal year for annual and from six-month period ended September 30, 2008 for the six-month period)

	Sales		Operating Income		Pre-tax Net Income
	Million Yen	%	Million Yen	%	Million Yen	%
Six-Month Period Ending September 30, 2009	86,000	(4.0)	4,700	(42.2)	3,300	(50.1)
Annual	171,000	(0.7)	7,200	(28.9)	5,800	(24.0)
Net income attributable to shareholders* — six-month period ending September 30, 2009: 1,900 million yen; annual: 3,800 million yen
Net income per share attributable to shareholders* — six-month period ending September 30, 2009: 13.53 yen; annual: 27.06 yen

*	“Net income attributable to shareholders” means the “net income” as for the fiscal year ending March 31, 2009.
4.	Other
(1)	Changes in significant subsidiaries during the fiscal year ended March 31, 2009 (change in scope of consolidation): No.

(2)	Changes in Accounting Principles, Procedures and Indication Method Relevant in Preparing Consolidated Financial Statements (those indicated as changes in basic significant matters in preparation of consolidated financial statements):
(i)	Changes due to modifications in accounting standards, etc.: None

(ii)	Changes other than (i) above: None
(3)	Number of Issued Shares (Common Stock)

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2009	March 31, 2008
(i) Number of issued shares (including treasury stock) as of period end:	143,378,085 shares	143,378,085 shares

(ii) Number of shares held as treasury stock as of period end:	2,927,238 shares	35,998 shares

(iii) Average number of shares during the period:	142,316,921 shares	141,304,256 shares
(Note) Summary of Non-Consolidated Results
1.	Non-Consolidated Results for the Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)
(1)	Non-Consolidated Business Results

	(% indicates changes from prior fiscal year)
	Operating Revenue		Operating Income		Ordinary Income		Net Income
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Fiscal Year Ended March 31, 2009	6,171	(43.2)	2,006	(70.5)	2,093	(69.8)	1,262	(40.5)
Fiscal Year Ended March 31, 2008	10,863	80.9	6,804	333.4	6,937	225.4	2,123	40.1

	Net Income	Diluted Net Earnings
	Per Share	Per Share
	Yen	Yen
Fiscal Year Ended March 31, 2009	8.87	8.87
Fiscal Year Ended March 31, 2008	15.02	—
(2)	Non-Consolidated Financial Condition

	Total Assets	Net Assets	Capital-to-Asset Ratio	Net Asset per Share
	Million Yen	Million Yen	%	Yen
Fiscal Year Ended March 31, 2009	146,127	141,537	96.9	1,007.74
Fiscal Year Ended March 31, 2008	150,081	147,562	98.3	1,029.44
(Note) Equity Capital:	As of the end of the fiscal year ended March 31, 2009: 141,537 million yen As of the end of the fiscal year ended March 31, 2008: 147,562 million yen

*	The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future. Please refer to page 5 for information relating to forecasts.
Cautionary Statement regarding Forward Looking Statements
     Statements made in this report regarding Wacoal’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding fiscal year 2010 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause Wacoal’s actual results to differ materially from those contained in any forward-looking statement.

     These risks, uncertainties and other factors include: the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs; effects of seasonality on our business and performance; risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, changes in exchange rates, differing protection of intellectual property and public health crises; risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Qualitative Information and Financial Statements
1.	Business Results
(1) Analysis of Results
Results at the End of the Fiscal Year Ended March 2009
During the fiscal year ended March 31, 2009 (fiscal year 2009), corporate profits rapidly decreased due to the economic slowdown in the U.S. that began with the subprime loan crisis and the worldwide financial crisis triggered by the collapse of a major securities company in the U.S. in September, which has now begun to have an impact on the real economy. Consumer activity mirrored these trends. Overseas, economies in the U.S. and Europe continue to decline and worsen as a result of the spiral influence of the financial crisis and deterioration in the real economy. In Asia also, where the impact was relatively small, economies are on a downward trend after economic slowdown.
With respect to the domestic Japanese market, economic slowdown and deteriorating employment conditions have stalled consumer spending, especially from the latter half of the fiscal year ended March 2009, resulting in sluggish business results across many sectors, including department stores and mass merchandisers. This has created an extremely tough environment in the women’s fashion and clothing industry, except with respect to certain low-priced products.
In this environment, our group (and specifically Wacoal Corporation, which is our core operating entity) sought to improve the strength of its products and endeavored to develop products that are responsive to market trends.
In the Wacoal Corp.’s Wacoal brand business department, overall sales of core brassieres, including our campaign brassiere, LALAN, were weak. In the autumn/winter season, we actively developed Sugoi, an undergarment that achieved results that largely exceeded our initial expectations during the previous fiscal year. However, although the sales of Sugoi exceeded the results from the previous fiscal year, the overall sales of undergarments were below the results from the previous fiscal year due to a warm winter and increased competition among the products sold by our competitors. On the other hand, sales of our luxury brand, Salute, which is sold at boutiques, and our high value-added brand, Gra-P, targeted at middle-age to senior consumers, exceeded the results from previous fiscal year. We completely changed the image of our new functionality underwear Style Science series, by changing the name to Cross-Walker, the same name as a Style Science product for men, and accordingly, overall sales of undergarments, along with other products, showed strong performance. Other than our innerwear products, our sales of Wacoal Personal Wear licensed by “Tsumori Chisato”, a designer brand, performed well and sales of another designer brand, “ATSUKO MATANO by Wacoal”, our sleepwear for adult women and children, also showed steady performance. However, because the sales of our core innerwear products remained weak in general, the overall sales of our Wacoal brand business department were below the results recorded in the previous fiscal year.
As for our Wing brand business department, the overall sales of our core brassieres products remained weak. Although the sales of Slim Up Pants, our new undergarment product from the Style Science series launched in autumn, showed steady early performance, overall sales were largely below the results from the previous fiscal year. Our sales were also affected by our major business partners who shifted their operational strategy in an effort to reform profit structure. In the meantime, the Cross-Walker, which was launched last spring as a Style Science product for men, went on sale in department stores under the DAMS brand name and in chain stores under the BROS brand name. Since its launch, Cross-Walker has attracted tremendous interest from the mass media, and there has been an extremely good consumer reaction to both products. As a result, it has largely exceeded its initial annual sales plan, and we expect they will continue to expand in the future. Thus, because poor sales of core products for women were offset by sales of our products for men, the overall sales of our Wing brand business department slightly exceeded the results from the previous fiscal year.
Regarding our specialty retail store business, sales performed well and exceeded the results from previous fiscal year, as we targeted the younger generation with relatively high consumer confidence as compared to the existing wholesale channels. Factors which contributed to such sales and profit improvement include an increase in sales volume by pushing down the median price, which resulted in a sales increase, an improvement in the income statement of our shops by closing underperforming shops, and a review of markdown ratio at end-of-seasons sales. Similarly, sales from Une Nana Cool Corp., which engages in the direct retail store business targeting the younger generation, are expanding, and a new product, Nanafun, has attracted tremendous interest from the mass media.
As for our catalog sales business, sales of our core outerwear and innerwear products showed strong performance. While overall sales through print advertisement, such as catalogues and newspaper advertisements, performed poorly, sales from Yurara, a sales catalog targeting middle-age to senior consumers, grew significantly. In addition, our online sales from the Wacoal Web Store showed strong performance. Because the Cross-Walker for men attracted consumer interest, more male consumers purchased Cross-Walker online. As a result, overall sales exceeded the results from the previous fiscal year.
As for our wellness business, sales of our core sports-related product, CW-X, grew significantly, primarily due to sales at sports chain stores and sports specialty stores. On the other hand, sales of swimwear fell far below the results from previous fiscal year due to a shrinking market. With respect to our wellness products, although sales of pantyhose and leggings at department stores were poor, overall sales exceeded the results from previous fiscal year due to a growth in television mail-order and catalog sales, primarily in relation to our Style Cover series. Sales of footwear, such as Success Walk, which focuses on functionality, largely exceeded the results from the previous fiscal year, despite the challenges in the footwear market. As a result, overall sales in our wellness business largely exceeded the results from the previous fiscal year.

As described above, overall sales of Wacoal Corp. were below the results from previous fiscal year due to the poor performance of innerwear products of the Wacoal brand and Wing brand business departments, although sales in our other business areas showed steady performance. Although sales costs improved, operating profits fell below the results from the previous fiscal year due to a decrease in sales.
As for our overseas operations, sales in the United States were significantly below the results from the previous fiscal year due to the economic slowdown, a decline in sales at department stores with the decline in consumer spending and a reduction in transaction volume as a result of the termination of our manufacturing and distribution license for Donna Karan (DKI, DKNY) products in fiscal year 2009. In the meantime, Wacoal Luxe, our new brand sold at upscale department stores, gained strong support from our retailers and sales exceeded our initial expectations. Profits declined significantly due to smaller margins from clearance sales in connection with the terminations of the Donna Karan licensed products business and a general decrease in sales, as well as the loss recorded in connection with the liquidation of that business. The exchange rate for the U.S. dollar used the fiscal year 2009 was 102 yen per dollar (compared to 117 yen per dollar for the previous fiscal year).
In addition to our core Wacoal brand products, in China we aim to meet the diversified consumer needs and to bolster our brand power by developing a three-brand system that includes our youth-oriented brand, Amphi, and our high value-added brand, Salute. Furthermore, in July, we began a marketing campaign in Asia with Ayumi Hamasaki, a popular singer in Japan and other Asian countries, as the new “face” of Wacoal, to improve our brand recognition and company image. As a result, sales largely exceeded the results from previous fiscal year, but a small amount of operating loss was recorded due to an increase in selling expenditure.
With respect to Peach John Co., Ltd. (“Peach John”), which became a wholly owned subsidiary in the previous fiscal year, catalog sales remained on the same level as in the previous fiscal year. With respect to direct retail stores, although sales of the existing shops were slightly below the results from the previous fiscal year, overall sales exceeded the results from the previous fiscal year due to new store openings. Last December, we opened our first overseas shop in Hong Kong, with strong initial performance.
As a result of the aforementioned factors, sales for fiscal year 2009 were 172,276 million yen, a 3.9% increase compared to the previous fiscal year. In terms of profit, our operating income was 10,129 million yen, a 25.2% decrease compared to the previous fiscal year. Our pre-tax net income for fiscal year 2009 was 7,627 million yen, a 46.9% decrease compared to the previous fiscal year, and our net income was 5,230 million yen, a 5.3% increase compared to the previous fiscal year.
Due to the declining performance and fluctuations in the foreign exchange markets, operating income and earnings before income taxes for the fiscal year 2009 decreased compared to the previous fiscal year, despite increases in revenue due to the consolidation of Peach John. Operating income was influenced by several factors, including an increase of approximately 900 million yen in pension expenses of Wacoal Corporation, a loss of approximately 600 million yen realized in connection with the dissolution of Tokai Wacoal Sewing Corp. at the end of last June and a decrease in gains of approximately 500 million yen from the sale of fixed assets in comparison with the previous fiscal year. As for earnings before income taxes, equity in net income of affiliated companies and minority interest was affected by a fall in stock prices that resulted in a loss of approximately 2.8 billion yen in value of securities held by the Company, as well as the absence of a one-time gain of approximately 600 million yen that was recorded in connection with the sale of securities during the previous fiscal year. Although there was a significant increase in net income over the previous fiscal year, this was due to the fact that a loss of approximately 4.7 billion yen in equity value of shares of Peach John was recorded in the previous fiscal year, which is no longer on our books for fiscal year 2009.
As for sales by business, textiles and related products accounted for 159,762 million yen of sales, a 6.0% increase compared to the previous fiscal year and other products accounted for 12,514 million yen of sales, a 16.9% decrease compared to the previous fiscal year.
As for sales by region, Japan accounted for 149,927 million yen of sales, which was 87.0% of the entire group’s sales, while the rest of Asia accounted for 4.4%, and Europe and North America together accounted for 8.6%.
Forecast for Next Fiscal Year
The global economic recession is spreading and is expected to become even more serious. Affected by such recession, the Japanese economy is also expected to deteriorate for some time. We anticipate that domestic personal consumer spending will continue to decline in response to severe unemployment and income conditions.
While our group anticipates that it will be difficult to expand our business in the markets of department stores and mass merchandisers, which are our core distributors, we intend to maintain our current sales volume by launching new spring/summer products in our Sugoi range, an undergarment that gained strong support from our consumers and Cross Walker for men, and by developing attractive products on a regular basis. In addition, we will make efforts to expand our business by making necessary investments in our specialty retail store business, which maintains potential growth, our wellness business, innerwear business for men and Peach John’s business which targets a younger generation than the consumers of the Wacoal brand. Overseas, we will continue to open new shops under our three-brand system to expand our business in China and will engage in advertising activities to improve the market presence of the Wacoal brand and to gain brand recognition. Also in the U.S., we plan to expand sales of Wacoal Luxe, our luxury brand which has already been deployed in the U.S., as well as “b. tempt’d by Wacoal”, a sexy and fashionable brand, with a view to export to surrounding counties and to expand our sales channel.
Furthermore, we will aim to achieve further growth based on our new growth strategy, CAP 21*, which we implemented three years ago.

*	CAP stands for Corporate Activation Project. Please see Section 3(3) below.

Our target for the next fiscal year end is to achieve sales of 171,000 million yen, operating income of 7,200 million yen, pre-tax net income of 5,800 million yen, and net income attributable to shareholders* of 3,800 million yen (* “net income attributable to shareholders” means the “net income” as shown in our previous financial statements).
The current exchange rate for the U.S. dollar is assumed to be 97 yen to the dollar. However, since the U.S. business constitutes a high proportion of the sales and income of our consolidated results, an exchange fluctuation could significantly affect our consolidated results.
Progress on the Mid-Term Management Plan:
Our three-year plan, which we implemented in 2007, will end in the next fiscal year. However, we anticipate that it will be difficult to achieve our business targets of consolidated sales of 180,000 million yen and operating income of 15,300 million yen due to a drastic changes caused by the recent global economic slowdown. On the other hand, we anticipate to achieve one of our goals, which is to restore profitability to our direct retail business at an early stage and in terms of actively pursuing markets where we do not currently have a presence, we have achieved some successes from our business expansions initiatives such as by making Peach John, a company supported mainly by the younger generation, our wholly owned subsidiary and by dramatically expanding our innerwear business for men by developing the Cross-Walker. In addition, the integration of the manufacturing functions of the Wacoal and Wing brands in an effort to build a more profitable business structure is close to completion, while we are also reducing inventory costs by managing product codes, the number and color of Wacoal brand goods and reducing sales costs.
Our group has set our business targets at consolidated sales of 200,000 million yen and operating income of 18,000 million yen for the fiscal year ending March 2011 under CAP21. However, market conditions have changed significantly since the initial stage of CAP21, and it is difficult to anticipate when the economy will recover or to say whether we can achieve the targets planned, as we anticipate that the economy in Japan will continue to deteriorate and the market environment surrounding the Company will remain severe. In addition, we have experienced weak sales at mid-level and upscale department stores, and our core sales channel in the U.S., which is the largest overseas market for the Company, has significantly affected the business results of the Company. Our group will continue to work on initiatives to achieve growth based on the policies under the CAP21 and will set new mid-term business targets in the future.
(2) Analysis of Financial Condition
Cash flow from operating activities during fiscal year 2009 was 8,168 million yen, a decrease of 6,057 million yen from the previous fiscal year despite an increase in net income. This was due to an equity-method investment loss adjustment and an increase of inventory.
Cash flow from investment activities was negative 4,714 million yen, a decrease of 8,304 million yen from the previous fiscal year, due to sales of investment securities and a decrease in proceeds from maturity of investment securities as well as the assets of a subsidiary acquired through stock swap during the previous fiscal year.
Cash flow from financing activities was negative 7,448 million yen due to the purchase of treasury stock and a cash dividend payment.
As a result, the balance of cash and cash equivalents at the end of fiscal year 2009, calculated by excluding the exchange difference on cash and cash equivalents from the above total, was 22,939 million yen, a decrease of 5,104 million yen compared to the previous fiscal year.
Free cash flow, which was calculated by subtracting the amount of capital investment from the cash flow from operating activities, amounted to 3,960 million yen.

Trends in certain cash-flow indicators

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year
	ended	ended	ended	ended	ended
	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008	March 31, 2009
Equity ratio (%)	77.7	77.0	77.2	76.6	77.7
Equity ratio based on the market value (%)	90.6	95.0	83.9	87.4	75.0
Debt redemption years (years)	3.3	8.9	0.6	0.4	0.6
Interest coverage ratio (times)	24.1	12.8	133.4	182.4	108.9

Equity ratio = shareholders’ equity/total assets
Equity ratio based on the market value = aggregate market value of shareholders’ equity/total assets
Debt redemption years = interest-bearing debt/cash flow from operating activities
Interest coverage ratio = cash flow from operating activities/interest payment
Interest payment = “cash payment/interest” as described in the supplemental information to the consolidated cash flow statements
(3) Basic Policy Regarding Distribution of Profits and Dividends for Fiscal Years 2009 and 2010
Our basic policy regarding the distribution of profits to our shareholders is to pay steady dividends and increase our earnings per share, while giving due consideration to the improvement of corporate value through active investment that will result in increased profitability. As for retained earnings, with the aim of improving our corporate value, we have actively invested in developing new specialty retail stores, developing new points of contact with customers and actively investing in overseas businesses. We are also concentrating on new business investments, such as entry into new markets, strategic business alliances and M&A activities. We hope that these efforts will benefit our shareholders by improving future profitability. We also intend to acquire treasury stock from time to time, and we will try to improve capital efficiency and return profits to our shareholders.
As also announced today, the dividend payable for fiscal year 2009 will be 25.00 yen per share. For fiscal year 2010, we hope to be able to distribute 20.00 yen per share.
(4) Business Risks
These matters have not significantly changed since disclosure in our annual report for the year ended March 2008, and are omitted.
For a financial summary for the year ended March 2008 disclosing the above matters, please refer to the following URL.
     (Our homepage)
     http://www.wacoalholdings.jp/ir/library.html

2. Status of Corporate Group
     Our corporate group consists of Wacoal Holdings Corp. (the “Company”), 37 subsidiaries and 8 affiliates, and is principally engaged in the manufacture and wholesale distribution of innerwear (primarily women’s foundation wear, lingerie, nightwear and children’s underwear), outerwear, sportswear, and other textile goods and related products, as well as the wholesale and direct sale of certain products to consumers. Our corporate group also conducts business in the restaurant, culture, services, and interior design businesses.
     Segment information and a summary of the various companies that make up our corporate group are as follows.

Business Segment	Operating Segment	Major Affiliated Companies
Textile Goods and Related Products	Manufacturing and Sales Companies	Domestic	Wacoal Corporation Studio Five Corp. One other company
(Total: 3 companies)

		Overseas	Wacoal America, Inc.,
Wacoal China Co., Ltd.
Shinyoung Wacoal Inc. (South Korea)
Taiwan Wacoal Co., Ltd.
Thai Wacoal Public Co., Ltd.
Three other companies
(Total: 8 companies)

	Sales Companies	Domestic	Peach John Co., Ltd.
Une Nana Cool Corp.
Three other companies
(Total: 5 companies)

		Overseas	Wacoal Singapore Private Ltd.
Wacoal Hong Kong Co., Ltd.
Wacoal France Société Anonyme
Wacoal (UK) Ltd.
Four other companies
(Total: 8 companies)

	Apparel	Domestic	Kyushu Wacoal Sewing Corp.
	Manufacturers		Hokuriku Wacoal Sewing Corp.
Niigata Wacoal Sewing Corp.
Torica Inc.
Two other companies
(Total: 6 companies)

		Overseas	Wacoal Dominicana Corp. (Dominican Republic)
Guandong Wacoal Inc.
Two other companies
(Total: 4 companies)

	Other Textile	Domestic	Wacoal Distribution Corp.
	Related Companies		One other company
(Total: 2 companies)

		Overseas	Wacoal International Hong Kong Co., Ltd.
(Total: 1 company)

Others	Cultural Business	Domestic	Wacoal Corporation
	Service Companies		Wacoal Art Center Co., Ltd.
(Total: 2 companies)

	Other Business	Domestic	Nanasai Co., Ltd.
	Companies		Wacoal Service Co., Ltd.
Wacoal Career Service Corp.
House of Rose Co., Ltd.
(Total: 4 companies)

		Overseas	Wacoal International Corp. (U.S.)
Wacoal Investment Co., Ltd. (Taiwan)
One other company
(Total: 3 companies)

The business distribution diagram is as follows:

Sales
Consumer/Client
Sales
Domestic
Overseas
Sales
(North and Central America)
(Apparel Manufacturers: 6 companies)
Kyushu Wacoal Manufacturing Corp.
Hokuriku Wacoal Sewing Corp.
Niigata WacCorp.
Torica Inc.
2 other companies
Supply of Raw Materials
Supply of Semi-manufactured Goods
(Investment Company: 1 company)
Wacoal International Corp. (U.S.)
(Manufacturing and Sales Companies: 1 company)
Wacoal America Inc. (U.S.)
Supply of Raw Materials
Supply of Goods
Supply of Raw Materials
(Apparel Manufacturers: 2 companies)
Wacoal Dominicana Corp. (Dominican Republic)
1 other company
(Sales Companies: 5 companies)
Peach John Co., Ltd.
Une Nana Cool Corp.
3 other companies
Supply of Goods
(Sales Company: 1 company)
Wacoal Sports Science Corp. (U.S.)
Supply of Goods
Supply of Goods
Supply of Goods
(Europe)
(Manufacturing and Sales Companies: 2 companies)
Studio Five Corp.
Wacoal Dubleve Corp.
Supply of Goods
Supply of Goods
(Sales Companies: 2 companies)
Wacoal France S.A. (France)
Wacoal (U.K.) Ltd. (U.K.)
Wacoal Corp.
(Asia)
(Investment Company: 2 companies)
Wacoal Investment Co., Ltd. (Taiwan)
1 other company
(Other Textile Related Companies: 2 Companies)
Wacoal Distribution Corp.
1 Other Company
Business Services Support and Supply of Raw Materials
Supply of Goods
(Sales Company: 5 companies)
Wacoal Singapore Private Ltd. (Singapore)
Wacoal Hong Kong Co., Ltd. (Hong Kong)
3 other companies
(Cultural Business Service Company: 1 company)
Wacoal Art Center Co., Ltd.
Administrative Services Support
(Manufacturing and Sales Company: 9 companies)
Guangdong Wacoal Inc. (China)
Wacoal China Co., Ltd. (China)
Shinyoung Wacoal Inc. (Korea)
Taiwan Wacoal Co., Ltd. (Taiwan)
Thai Wacoal Public Co., Ltd. (Thailand)
4 other companies
Supply of Raw Materials
Supply of Semi-manufactured Goods
(Other Business Companies: 4 companies)
Nanasai Co., Ltd.
Wacoal Service Co., Ltd.
Wacoal Career Service Corp.
House of Rose Co., Ltd.
Sales Appliances and Business Services Support
Supply of Raw Materials
Supply of Raw Materials
(Other Textile Related Company: 1 company)
Wacoal International Hong Kong Co., Ltd. (Hong Kong)
Supply of Raw Materials
Wacoal Holdings Corp. (holding company)

3.	Management Policies
     The following matters have not significantly changed since the disclosure in the financial statements for the fiscal year ended March 31, 2007 (disclosed on May 10, 2007) and for the fiscal year ended March 31, 2008 (disclosed on May 9, 2008), and are omitted.
(1)	Basic Business Policy

(2)	Measures for Business Targets

(3)	Our Medium- and Long-Term Business Strategy

(4)	Issues to Address
     For the financial statements for the fiscal year ended March 31, 2007 and the fiscal year ended March 31, 2008 disclosing the above matters, please refer to the following URL.
     (Company website)
     http://www.wacoalholdings.jp/ir/financial_results.html
     (The Tokyo Stock Exchange website (listed company information search page))
     http://www.tse.or.jp/listing/compsearch/index.html

4.	Consolidated Financial Statements (Unaudited)

(1)	Consolidated Balance Sheet

			Amount
Accounts	As of March 31, 2009	As of March 31, 2008	Increased/(Decreased)
(Assets)	Million Yen	Million Yen	Million Yen

Current assets

Cash and bank deposits	13,378	15,857	(2,479)
Time deposits and certificate of deposit	9,561	12,186	(2,625)
Marketable securities	10,483	12,614	(2,131)
Receivables
Notes receivable	541	353	188
Accounts receivable-trade	19,422	22,337	(2,915)

	19,963	22,690	(2,727)
Allowance for returns and doubtful receivables	(2,279)	(3,145)	866

	17,684	19,545	(1,861)
Inventories	31,153	30,020	1,133
Deferred tax assets	5,395	5,411	(16)
Other current assets	2,965	3,212	(247)

Total current assets	90,619	98,845	(8,226)

Tangible fixed assets

Land	20,502	20,711	(209)
Buildings and structures	58,216	58,575	(359)
Machinery and equipment	13,660	14,448	(788)
Construction in progress	68	99	(31)

	92,446	93,833	(1,387)
Accumulated depreciation	(43,407)	(42,285)	(1,122)

Net tangible fixed assets	49,039	51,548	(2,509)

Other assets

Investments in affiliated companies	13,283	18,942	(5,659)
Investments	29,182	38,056	(8,874)
Goodwill	11,203	11,203	—
Other intangible fixed assets	13,242	13,216	26
Prepaid pension cost	—	3,444	(3,444)
Deferred tax assets	1,088	1,462	(374)
Others	5,830	4,903	927

Total other assets	73,828	91,226	(17,398)

Total Assets	213,486	241,619	(28,133)

			Amount
Accounts	As of March 31, 2009	As of March 31, 2008	Increased/ (Decreased)
(Liabilities)	Million Yen	Million Yen	Million Yen

I. Current Liabilities
Short-term bank loans	5,221	5,572	(351)

Payables
Notes payable	2,498	1,935	563
Accounts payable-trade	9,172	9,394	(222)

	11,670	11,329	341

Accounts payable	5,817	6,327	(510)
Accrued payroll and bonuses	6,336	6,645	(309)
Accrued corporate taxes, etc.	747	3,872	(3,125)
Long-term debt to be repaid within one year	39	48	(9)
Other current liabilities	2,113	2,217	(104)

Total current liabilities	31,943	36,010	(4,067)

II. Long-term liabilities
Long-term debt	42	81	(39)
Reserves for retirement benefit	4,090	2,181	1,909
Deferred tax liability	8,346	14,527	(6,181)
Other long-term liabilities	1,098	1,356	(258)

Total long-term liabilities	13,576	18,145	(4,569)

(Minority interests)
Minority interests	2,094	2,351	(257)

(Shareholders’ equity)
I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,316	29,262	54
III. Retained earnings	138,235	136,589	1,646

IV. Accumulated other comprehensive income (loss)

Foreign currency exchange adjustment	(8,288)	248	(8,536)
Unrealized gain on securities	325	5,295	(4,970)
Pension liability adjustment	(3,383)	514	(3,897)

V. Treasury stock	(3,592)	(55)	(3,537)

Total shareholders’ equity	165,873	185,113	(19,240)

Total liabilities, minority interests and shareholders’ equity	213,486	241,619	(28,133)

(2)	Consolidated Income Statement

	Fiscal Year Ended		Fiscal Year Ended		Amount
Accounts	March 31, 2009		March 31, 2008		Increased/ (Decreased)
	Million Yen	%	Million Yen	%	Million Yen
I. Sales	172,276	100.0	165,761	100.0	6,515
II. Operating expenses
Cost of sales	84,686	49.1	83,127	50.1	1,559
Selling, general and administrative expenses	77,461	45.0	69,094	41.7	8,367

Total operating expenses	162,147	94.1	152,221	91.8	9,926

Operating income	10,129	5.9	13,540	8.2	(3,411)
III. Other income and (expenses)
Interest income	274	0.1	303	0.2	(29)
Interest expense	(75)	(0.0)	(78)	(0.0)	3
Dividend income	677	0.4	641	0.4	36
Gain on sale and exchange of marketable securities and/or investment securities	19	0.0	715	0.4	(696)
Valuation loss on marketable securities and/or investment securities	(3,550)	(2.1)	(937)	(0.6)	(2,613)
Other profit and (loss), net	153	0.1	169	0.1	(16)

Total other income (expense)	(2,502)	(1.5)	813	0.5	(3,315)

Income before income taxes, equity in net income of affiliated companies and minority interests	7,627	4.4	14,353	8.7	(6,726)

Income taxes
Current	2,717	1.5	5,577	3.4	(2,860)
Deferred	496	0.3	276	0.2	220

Total income taxes	3,213	1.8	5,853	3.6	(2,640)

Income before equity in net income of affiliated companies and minority interests	4,414	2.6	8,500	5.1	(4,086)
Equity in net income of affiliated companies	893	0.5	(3,392)	(2.0)	4,285
Minority interests	(77)	(0.1)	(142)	(0.1)	65

Net income	5,230	3.0	4,966	3.0	264

(3)	Consolidated Comprehensive Income Statement

	Fiscal Year Ended	Fiscal Year Ended	Amount
Accounts	March 31, 2008	March 31, 2007	Increased/ (Decreased)
	Million Yen	Million Yen	Million Yen
I. Net income	5,230	4,966	264

II. Other comprehensive loss — after adjustment of tax effect
Foreign currency exchange adjustment	(8,536)	(468)	(8,068)
Net unrealized gain on securities	(4,970)	(9,133)	4,163
Pension liability adjustment	(3,897)	(3,616)	(281)

Total of other comprehensive (loss)	(17,403)	(13,217)	(4,186)

Comprehensive (loss)	(12,173)	(8,251)	(3,922)

(4)	Consolidated Shareholders’ Equity Statement
Fiscal Year Ended March 31, 2009

	Shareholders’ Equity
					Accumulated
	No. of Shares		Additional		other
	Held Outside	Common	Paid-in	Retained	comprehensive	Treasury
Item	the Company	Stock	Capital	Earnings	income	stock
	Thousand shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen

As of April 1, 2008	143,342	13,260	29,262	136,589	6,057	(55)
Net income				5,230
Other comprehensive loss					(17,403)
Cash dividends paid (25.0 yen per share)				(3,584)
Purchase of treasury stock	(2,891)					(3,537)
Grant of stock options			54

As of March 31, 2009	140,451	13,260	29,316	138,235	(11,346)	(3,592)

Fiscal Year Ended March 31, 2008

	Shareholders’ Equity
					Accumulated
	No. of Shares		Additional		other
	Held Outside	Common	Paid-in	Retained	comprehensive	Treasury
Item	the Company	Stock	Capital	Earnings	income	stock
	Thousand shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen

As of April 1, 2007	140,577	13,260	25,242	140,666	19,274	(5,164)
Net income				4,966
Other comprehensive (loss)					(13,217)
Cash dividends paid (22.0 yen per share)				(3,093)
Purchase of treasury stock	(3,936)					(6,015)
Cancellation of treasury stock				(5,950)		5,950
Issuance of new shares for stock swap*	3,261		4,474
Diminution of treasury stock for stock swap*	3,440		(454)			5,174

As of March 31, 2008	143,342	13,260	29,262	136,589	6,057	(55)

*	This is for the stock swap agreement with Peach John Co., Ltd.

(5)	Consolidated Cash Flow Statement

	Fiscal Year Ended	Fiscal Year Ended	Amount
Accounts	March 31, 2009	March 31, 2009	Increased/ (Decreased)
	Million Yen	Million Yen	Million Yen
I. Operating activities
1. Net income	5,230	4,966	264
2. Adjustment of net income to cash flow from operating activities
(1) Depreciation and amortization	4,546	3,908	638
(2) Allowance for returns and doubtful receivables	(725)	190	(915)
(3) Deferred taxes	496	276	220
(4) Gain/(loss) on sale of fixed assets	33	(184)	217
(5) Impairment loss on fixed assets	29	33	(4)
(6) Valuation loss on investment in marketable securities and investment securities	3,550	937	2,613
(7) Gain (loss) on sale and exchange of marketable securities and investment securities	(19)	(715)	696
(8) Equity in net income of affiliated companies (after dividend income)	(296)	4,198	(4,494)
(9) Changes in assets and liabilities
Decrease in receivables	2,109	1,822	287
Decrease (increase) in inventories	(2,494)	1,218	(3,712)
Decrease in other current assets	105	49	56
Increase (decrease) in payables	841	(2,614)	3,455
(Decrease) in reserves for retirement benefits	(1,209)	(2,613)	1,404
Increase (decrease) in accrued expenses and other liabilities	(3,550)	2,681	(6,231)
(10) Others	(478)	73	(551)

Net cash flow from operating activities	8,168	14,225	(6,057)

II. Investing activities
1. Proceeds from sale and redemption of marketable securities	7,124	10,506	(3,382)
2. Acquisition of marketable securities	(5,439)	(9,892)	4,453
3. Proceeds from sales of fixed assets	159	1,057	(898)
4. Acquisition of tangible fixed assets	(2,362)	(1,211)	(1,151)
5. Acquisition of intangible fixed assets	(1,846)	(1,678)	(168)
6. Proceeds from sale of investments	30	1,414	(1,384)
7. Acquisition of investments	(1,871)	(618)	(1,253)
8. Proceeds from acquisition of shares of the newly consolidated subsidiaries	—	4,115	(4,115)
9. Others	(509)	(103)	(406)

Net cash flow from investing activities	(4,714)	3,590	(8,304)
III. Financing activities
1. Decrease in short-term bank loans	(279)	(259)	(20)
2. Proceeds from long-term debt	—	18	(18)
3. Repayment of long-term debt	(48)	(51)	3
4. Purchase of treasury stock	(3,537)	(6,015)	2,478
5. Dividend payment	(3,584)	(3,093)	(491)

Net cash flow from financing activities	(7,448)	(9,400)	1,952

IV. Effect of exchange rate on cash and cash equivalents	(1,110)	(188)	(922)

V. Increase/(decrease) in cash and cash equivalents	(5,104)	8,227	(13,331)
VI. Initial balance of cash and cash equivalents	28,043	19,816	8,227

VII. Year end balance of cash and cash equivalents	22,939	28,043	(5,104)

Additional Information

Cash paid for
Interest	75	78	(3)
Income taxes, etc.	7,268	2,542	4,726
Investment activities without cash disbursement
Acquisition amount of investment securities through stock swap	9	143	(134)
Acquisition amount of shares of consolidated subsidiaries through stock swap	—	9,194	(9,194)

(6)	Notes on Going Concern

Not applicable.

(7)	Basic Significant Matters in Preparation of Consolidated Financial Statements
(i)	Matters Regarding the Scope of Consolidation and Application of the Equity Method
Major consolidated subsidiaries:
Wacoal Corporation, Peach John Co., Ltd., Studio Five Corp., Kyushu Wacoal Manufacturing Corp., Torica Co., Ltd., Nanasai Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal Hong Kong Co., Ltd., Wacoal Investment Co., Ltd., Wacoal China Co., Ltd., Wacoal International Hong Kong Co., Ltd. and Vietnam Wacoal Corp.
Major Affiliated Companies:
Shinyoung Wacoal Inc., Taiwan Wacoal Co., Ltd. and Thai Wacoal Public Co., Ltd.
(ii)	Matters Regarding New Subsidiaries and Affiliates
Consolidated (new): Kabushiki Kaisha Linge Noel
Equity Method (excluded): Intimate Garden Corp., Tokai Wacoal Sewing Corp.
(iii)	Standard of Preparation of Consolidated Financial Statements
The consolidated financial statements have been prepared based on terms, format and preparation methods in compliance with accounting standards generally accepted in the United States except for segment information which is prepared using Accounting Standards Generally Accepted in Japan. Various laws and ordinances relating to accounting in the U.S. include Regulation S-X, Accounting Series Releases regarding reporting to the Security Exchange Commission, the Financial Accounting Standards Board (FASB), the Accounting Principles Board (APB), and Accounting Research Bulletin (ARB) of the Committee on Accounting Procedures, among others.
(iv)	Significant Accounting Policies
a.	Valuation Standard of Inventories
The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued at the lower of cost or market accounting method.
b.	Valuation Standard of Tangible Fixed Assets and Method of Depreciation
Tangible fixed assets are valued at the acquisition cost. Depreciation expenses are calculated mainly using the straight-line method based on the estimated useful lives of assets (the lease term or useful life, whichever is shorter, is used for capitalized leased assets).
c.	Valuation Method of Marketable Securities and Investment Securities
Based on the provisions of FASB Standard No. 115, marketable securities and investment securities have been classified as available for sale securities, and valued at a fair value. Moreover, unrealized valuation profit/loss is classified and included in other comprehensive income within shareholders’ equity.
d.	Reserve for Retirement Benefits
This is accounted for based on the provisions of FASB Standard No. 87, No.88 and No. 158.
e.	Lease Transactions
Based on the provisions of FASB Standard No. 13, capital leases have been capitalized at fair value of the lease payments.
f.	Accounting Procedure for Consumption Tax, etc.
Accounting procedure for consumption tax, etc., is based on the tax-excluded method.
g.	Consolidated Cash Flow Statement
Upon preparing the consolidated cash flow statements, time deposits and certificate of deposits with original maturities of three (3) months or less have been included in cash and cash equivalents.
h.	Newly Adopted Accounting Policies
(i)	Fair value Measurements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Standard No. 157, “Fair Value Measurements”. FASB Standard No. 157 defines fair value, establishes a framework for measuring fair value, and expands the scope of disclosures regarding fair value measurements. FASB Standard No. 157 is applicable under other accounting standards which demand or accept fair value measurements and therefore is not intended to introduce new fair value measurements. FASB Standard No. 157 will be effective for our financial statements for the current consolidated fiscal year. The adoption of FASB Standard No. 157 is not expected to have a material impact on the Company’s financial position, business results or cash flow status.
(ii)	Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Standard No. 115
In February 2007, the FASB issued FASB Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Standard No. 115”. FASB Standard No. 159 permits an entity to choose to measure certain financial assets and liabilities at fair value with changes in fair value recognized through earnings. FASB Standard No. 159 also prescribes the terms for indications and disclosures in order to simplify comparisons among entities that adopt different measuring methods for similar assets and/or liabilities. FASB Standard No. 159 has been applied to our financial statements for the current consolidated fiscal year. However, because the Company has chosen not to elect the fair value option for financial assets and financial liabilities, the adoption of this standard will not have an impact on the Company’s financial position, business results and cash flow status.

(8)	Notes to the Consolidated Financial Statements
(i)	Market Value, etc. of Securities

	(Unit: Million Yen)
	As of March 31, 2009				As of March 31, 2008
		Total	Total			Total	Total
	Acquisition	Unrealized	Unrealized	Fair	Acquisition	Unrealized	Unrealized	Fair
	Cost	Profit	Loss	Value	Cost	Profit	Loss	Value
Securities
National and Local Government Bonds	1,659	13	—	1,672	2,309	12	—	2,321
Corporate Bonds	5,011	56	143	4,924	4,302	4	127	4,179
Bank Bonds	100	—	0	100	100	—	1	99
Trust Fund	3,987	261	461	3,787	5,475	118	144	5,449

Total	10,757	330	604	10,483	12,186	134	272	12,048

Investment
Equities	22,505	5,961	2,173	26,293	25,762	13,333	2,114	36,981

Total	22,505	5,961	2,173	26,293	25,762	13,333	2,114	36,981

(ii)	Prepaid Pension Cost and Reserve for Retirement Benefits
     Employee Retirement Benefit Plans
     Our group has several retirement benefit plans, which include a defined-contribution pension fund plan, an eligible pension plan and a noncontributory termination allowance plan.
     The market value of estimated future payments, increase and decrease of fair value of pension assets, and related information are as follows:

	March 31, 2009	March 31, 2008
	Million yen	Million yen
Increase/(decrease) of fair value of estimated future payment
Initial balance of fair value of estimated future payment	32,819	33,059
Service expense	812	858
Interest rate expense	751	761
Contributions by employees	73	73
Actuarial losses	61	(1,041)
Pension benefits from pension assets	(492)	(394)
Temporary benefits from pension assets	(694)	(569)
Pension benefits from the company	(384)	(187)
Increase due to change in scope of consolidation	—	259

Current year end balance of fair value of estimated future payment	32,946	32,819

Increase/(decrease) of fair value of pension assets
Initial balance of pension assets	28,271	29,345
Actual return on pension assets	(4,137)	(2,674)
Pension contributed by the company	2,078	2,490
Contributions by employees	73	73
Pension benefits	(492)	(394)
Temporary benefits	(694)	(569)

Current year end balance of pension assets	25,099	28,271

Initial balance of pension benefit trusts	5,796	8,703
Actual increase	(1,826)	(2,907)

Current year end balance of pension benefit trusts	3,970	5,796

Funded status	(3,877)	1,248

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2009	March 31, 2008
	Million yen	Million yen
Breakdown of recognized amount on the consolidated balance sheet
Prepaid pension cost	—	3,444
Accrued expenses	(91)	(104)
Reserve for retirement benefits	(3,786)	(2,092)

	(3,877)	1,248

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2009	March 31, 2008
	Million yen	Million yen
Breakdown of recognized amount in accumulated other comprehensive income (loss) — before adjustment of tax effect

Unrecognized actuarial differences	(10,585)	(4,705)

Unrecognized prior service liabilities (decrease in liabilities)	4,880	5,572

	(5,705)	867

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2009	March 31, 2008
	Million yen	Million yen
Current year retirement benefit expense
Service expense	812	858
Interest rate expense	751	761
Expected long-term performance benefit from pension assets	(774)	(788)
Amortized and deferred net unrecognized liability	228	(770)

Total	1,017	61

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2009	March 31, 2008
	%	%
Assumptions
Actuarial assumptions — retirement benefit obligations
Reduction ratio	2.5	2.5
Expected promotion ratio of wage standard	0.0	0.0
Actuarial assumptions — net pension cost for the term
Reduction ratio	2.5	2.5
Expected promotion ratio of wage standards	0.5	0.5
Expected long-term performance benefit from pension assets	2.5	2.5
Unrecognized losses have been amortized over the length of average remaining service (12 years).
(iii)	Tax Effect
The effective corporate tax rate is different from the legal tax rate due to the following reasons:

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2009	March 31, 2008
	%	%
Legal tax rate	40.7	40.7
Reasons increased (decreased)
Expense net deductible for tax purpose	5.8	2.9
Changes in valuation allowance	4.1	(1.5)
Undistributed earnings of subsidiaries and affiliates	(2.1)	2.6
Tax rate balance of foreign companies	(3.4)	(2.5)
Tax credit	(0.3)	(0.2)
Others	(2.7)	(1.2)

Effective corporate tax rate	42.1	40.8

The effect of temporary differences, etc. for deferred tax assets/liabilities is as follows.

	Fiscal Year Ended March 31, 2009		Fiscal Year Ended March 31, 2008
	Deferred	Deferred	Deferred	Deferred
	tax assets	tax liabilities	tax assets	tax liabilities
	Million yen	Million yen	Million yen	Million yen
Sales returns	838		1,082
Allowance for doubtful receivables	257			252
Inventory valuation	1,469		1,201
Intercompany profits	268		248
Accrued bonuses	1,415		1,420
Valuation loss on marketable and/or investment securities	985		1,141
Gain on sales of fixed assets		1,696		1,753
Undistributed earnings of foreign subsidiaries and affiliates		1,712		2,695
Net unrealized gain on marketable and/or investment securities		1,430		4,511
Net realized gain on exchange of investment securities		2,448		2,453
Long-term pre-paid expense	227		291
Enterprise taxes	52		363
Compensated absences	842		902
Retirement expense	2,104		966	815
Excess over depreciation and amortization and impairment loss	1,328		1,343
Tax loss carried forwards	1,733		2,054
Assets acquired through stock swap		5,215		5,410
Other temporary differences	767	4	679	37

Total	12,285	12,505	11,690	17,926
Valuation allowance	(1,643)		(1,418)

Total	10,642	12,505	10,272	17,926

(iv)	Contract Amount, Market Value and Valuation Profit/Loss of Derivative Transactions
In order to hedge exchange rate and interest rate risks, forward exchange contracts have been utilized as financial derivative products. The profits and losses of such contracts have been omitted as the amounts involved are non-material.
(v)	Information on Par Share

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2009	March 31, 2008
Net income	5,230 million yen	4,966 million yen
Number of average shares issued during the year	142,316,921 shares	141,304,256 shares
Net income per share	36.75 yen	35.14 yen
Diluted net earnings per share	36.74 yen	—

(vi)	Segment Information
a.	Segment Information by Type of Business
Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)

	(Unit: Million Yen)
	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	159,762	12,514	172,276	—	172,276
(2) Internal sales or transfers among segments	—	3,512	3,512	(3,512)	—

Total	159,762	16,026	175,788	(3,512)	172,276

Operating expenses	148,438	16,168	164,606	(2,459)	162,147

Operating income (loss)	11,324	(142)	11,182	(1,053)	10,129

II. Assets, depreciation and amortization and capital expenditure
Assets	146,285	17,608	163,893	49,593	213,486
Depreciation and amortization	4,280	233	4,513	33	4,546
Capital expenditure	4,017	191	4,208	—	4,208
Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)

	(Unit: Million Yen)
	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	150,710	15,051	165,761	—	165,761
(2) Internal sales or transfers among segments	—	3,665	3,665	(3,665)	—

Total	150,710	18,716	169,426	(3,665)	165,761

Operating expenses	136,967	18,521	155,488	(3,267)	152,221

Operating income	13,743	195	13,938	(398)	13,540

II. Assets, depreciation and amortization and capital expenditure
Assets	156,479	18,733	175,212	66,407	241,619
Depreciation and amortization	3,619	218	3,837	71	3,908
Capital expenditure	1,136	75	1,211	—	1,211
(Note)	1.	Segment information is prepared based on the consolidated financial statement regulations.

	2.	Our business is classified into textile goods and related products and others based on the type, quality, and resemblance in the sales market of such products.

	3.	Core products of respective businesses:
Textile goods and related products:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
Others: mannequins, shop design and implementation, restaurant, culture, services, etc.
b.	Segment Information by Location
Fiscal Year Ended March 31, 2009 (April 1, 2008 to March 31, 2009)

	(Unit: Million Yen)
					Elimination or
	Japan	Asia	Europe/N.A.	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	149,927	7,573	14,776	172,276	—	172,276
(2) Internal sales or transfers among segments	1,387	9,226	—	10,613	(10,613)	—

Total	151,314	16,799	14,776	182,889	(10,613)	172,276

Operating expenses	142,308	16,003	13,396	171,707	(9,560)	162,147

Operating income	9,006	796	1,380	11,182	(1,053)	10,129

II. Assets	146,698	24,161	10,807	181,666	31,820	213,486

Fiscal Year Ended March 31, 2008 (April 1, 2007 to March 31, 2008)

	(Unit: Million Yen)
					Elimination or
	Japan	Asia	Europe/N.A.	Total	corporate	Consolidated
I. Sales
(1) Sales to outside customers	139,618	7,646	18,497	165,761	—	165,761
(2) Internal sales or transfers among segments	1,158	6,669	—	7,827	(7,827)	—

Total	140,776	14,315	18,497	173,588	(7,827)	165,761

Operating expenses	130,265	13,452	15,933	159,650	(7,429)	152,221

Operating income	10,511	863	2,564	13,938	(398)	13,540

II. Assets	154,174	25,680	12,424	192,278	49,341	241,619
(Note)	1.	Segment information is prepared based on the consolidated financial statement regulations.

	2.	Countries or areas are classified according to geographical proximity.

	3.	Main countries and areas belonging to classifications other than Japan

		Asia: various countries of East Asia and Southeast Asia Europe/N.A.: North America and European countries
c.	Overseas Sales
Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)

	(Unit: Million Yen)
	Asia	Europe/N.A.	Total
I. Overseas sales	7,573	14,776	22,349
II. Consolidated sales	—	—	172,276
III. Ratio of overseas sales in consolidated sales	4.4%	8.6%	13.0%
Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)

	(Unit: Million Yen)
	Asia	Europe/N.A.	Total
I. Overseas sales	7,646	18,497	26,143
II. Consolidated sales	—	—	165,761
III. Ratio of overseas sales in consolidated sales	4.6%	11.2%	15.8%
(Note)	1.	Segment information is prepared based on the consolidated financial statement regulations.

	2.	Countries or areas are classified according to geographical proximity.

	3.	Main countries and areas belonging to classifications other than Japan

		Asia: various countries of East Asia and Southeast Asia

		Europe/N.A.: North America and European countries

(vii)	Status of Production and Sales
a.	Production Results

	Fiscal Year Ended March 31, 2009		Fiscal Year Ended March 31, 2008
Segment name by type of business	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%
Textile goods and related products	66,424	100.0	68,168	100.0
b.	Sales Results

		Fiscal Year Ended March 31, 2009		Fiscal Year Ended March 31, 2008
Segment name by type of business		Amount	Distribution Ratio	Amount	Distribution Ratio
		Million Yen	%	Million Yen	%
Textile goods and related products	Innerwear
	Foundation and lingerie	122,823	71.3	123,460	74.4
	Nightwear	11,009	6.4	10,611	6.4
	Children’s underwear	1,950	1.1	1,953	1.2

	Subtotal	135,782	78.8	136,024	82.0

	Outerwear/Sportswear	15,424	8.9	8,920	5.4
	Hosiery	1,657	1.0	1,803	1.1
	Other textile goods and related products	6,899	4.0	3,963	2.4

	Total	159,762	92.7	150,710	90.9

Others		12,514	7.3	15,051	9.1

Total		172,276	100.0	165,761	100.0

(Omission of Disclosure)
We have omitted the notes regarding the lease transactions, related-party transactions, stock options and business combinations etc. because we believe it is not sufficiently necessary to disclose information on these matters in these financial statements.

5.	Non-Consolidated Financial Statements (unaudited)
(1)	Balance Sheet

					Amount
Accounts	As of March 31, 2009		As of March 31, 2008		Increased/ (Decreased)
(Assets)	Million Yen	%	Million Yen	%	Million Yen

I. Current Assets	3,570	2.4	5,102	3.4	(1,531)

Cash and bank deposits	608		698		(90)
Marketable securities	2,367		2,898		(530)
Deferred tax assets	85		70		15
Others	508		1,434		(926)

II. Fixed Assets	142,557	97.6	144,979	96.6	(2,422)

1. Tangible fixed assets	38,159	26.1	39,262	26.2	(1,102)
Buildings	18,030		19,000		(969)
Structures	379		435		(55)
Equipment and tools	1,560		1,575		(14)
Land	18,179		18,247		(67)
Others	9		4		5

2. Intangible fixed assets	587	0.4	588	0.4	0
Leasehold right	585		585		—
Others	1		2		0

3. Investment and other assets	103,809	71.1	105,128	70.0	(1,319)
Investment securities	8,081		9,111		(1,030)
Stock of affiliated companies	95,311		95,542		(230)
Deferred tax assets	204		270		(65)
Others	212		205		6

Total Assets	146,127	100.0	150,081	100.0	(3,954)

					Amount
Accounts	As of March 31, 2009		As of March 31, 2008		Increased/ (Decreased)
(Liabilities)	Million Yen	%	Million Yen	%	Million Yen
I. Current Liabilities	4,168	2.8	2,069	1.4	2,099
Notes payable	6		4		1
Short-term borrowings from affiliated companies	3,500		1,000		2,500
Accrued liability	448		824		(375)
Accrued expenses	11		13		(2)
Accrued corporate taxes, etc.	57		89		(31)
Accrued bonuses	89		76		13
Reserve for officers’ bonuses	40		40		—
Others	15		21		(6)

II. Fixed Liabilities	420	0.3	448	0.3	(28)

Others	420		448		(28)

Total Liabilities	4,589	3.1	2,518	1.7	2,070

(Net Assets)

I. Shareholders’ equity	141,829	97.1	147,687	98.4	(5,857)

1. Common stock	13,260	9.1	13,260	8.8	—

2. Additional paid-in capital	29,294	20.1	29,294	19.5	—
Capital reserve	29,294		29,294

3. Retained earnings	102,867	70.4	105,187	70.1	(2,320)
(1) Retained earnings reserve	3,315		3,315
(2) Other retained earnings	99,552		101,872		(2,320)
Reserve of deferred gain on sales of fixed assets	2,008		2,075		(66)
General reserve	95,000		95,000		—
Retained earnings carried forward	2,543		4,797		(2,253)

4. Treasury stock	(3,591)	(2.5)	(54)		(3,536)

II. Difference of appreciation and conversion	(345)	(0.2)	(124)	(0.1)	(221)

Other securities valuation difference	(345)	(0.2)	(124)	(0.1)	(221)

III. Stock acquisition rights for subscription of new shares	53	0.0	—		53

Total Net Assets	141,537	96.9	147,562	98.3	(6,024)

Total Liabilities and Net Assets	146,127	100.0	150,081	100.0	(3,954)

(2)	Income Statement

	Fiscal Year Ended		Fiscal Year Ended		Amount
Accounts	March 31, 2009		March 31, 2008		Increased/ (Decreased)
	Million Yen	%	Million Yen	%

I. Operating revenue	6,171	100.0	10,863	100.0	(4,692)
Income from rent	4,041		4,052		(11)
Dividend Income	1,763		6,518		(4,754)
Others	366		292		74
II. Operating expenses	4,165	67.5	4,058	37.4	106
Cost of lease	2,086		2,031		55
Selling, general and administrative expenses	2,079		2,027		51

Operating income	2,006	32.5	6,804	62.6	(4,798)

III. Non-operating income	108	1.8	162	1.5	(54)
Interest income	81		82		0
Dividends received	1		33		(32)
Gain on sell of marketable securities	0		0		0
Others	24		46		(21)
IV. Non-operating expenses	21	0.4	29	0.2	(8)
Interest expense	14		13		0
Others	6		16		(9)

Current income	2,093	33.9	6,937	63.9	(4,844)

V. Extraordinary gains	1	0.0	578	5.3	(577)
Gains on sales of fixed assets	1		578		(577)
VI. Extraordinary loss	327	5.3	5,029	46.3	(4,701)
Loss on sale of fixed assets	4		108		(103)
Impairment loss	—		32		(32)
Valuation loss on marketable securities	16		—		16
Valuation loss of affiliate stock	307		4,888		(4,581)

Pre-tax net income	1,766	28.6	2,486	22.9	(719)
Corporate tax, resident tax and enterprise tax	301	4.9	457	4.2	(155)
Adjustment of corporate tax, etc.	202	3.2	(94)	(0.9)	297

Net income	1,262	20.5	2,123	19.6	(860)

(3)	Statements of Changes in Shareholders’ Equity

Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)	(In Millions of Yen)

							Difference of appreciation
	Shareholders’ equity						and conversion
		Additional
		paid-in						Total
		capital	Retained earnings				Other	difference of
			Retained	Other		Total	securities	appreciation	Stock	Total
	Common	Capital	earnings	retained	Treasury	shareholders'	valuation	and	acquisition	net
	stock	reserve	reserve	earnings	stock	equity	difference	conversion	rights	assets
Balance as of March 31, 2008	13,260	29,294	3,315	101,872	(54)	147,687	(124)	(124)	—	147,562
Changes during fiscal year 2009
Transfer from reserve for deferred gain on sales of fixed assets				—		—				—
Dividends from surplus				(3,583)		(3,583)				(3,583)
Net income				1,262		1,262				1,262
Acquisition of treasury stock					(3,536)	(3,536)				(3,536)
Net change of items other than shareholders’ equity							(221)	(221)	53	(167)
Total changes during fiscal year 2009	—	—	—	(2,320)	(3,536)	(5,857)	(221)	(221)	53	(6,024)
Balance as of March 31, 2009	13,260	29,294	3,315	99,552	(3,591)	141,829	(345)	(345)	53	141,537
(Note) Breakdown of other retained earnings

	Reserve for
	deferred gain on
	sales of fixed		Retained earnings
	assets	General reserve	carried forward	Total
Balance as of March 31, 2008	2,075	95,000	4,797	101,872
Changes during fiscal year 2009
Transfer from reserve for deferred gain on sales of fixed assets	(66)		66	—
Dividends from surplus			(3,583)	(3,583)
Net income			1,262	1,262
Acquisition of treasury stock
Net change of items other than shareholders’ equity
Total changes during fiscal year 2009	(66)	—	(2,253)	(2,320)
Balance as of March 31, 2009	2,008	95,000	2,543	99,552

Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)	(In Millions of Yen)

							Difference of appreciation
	Shareholders’ equity						and conversion
		Additional						Total
		paid-in	Retained earnings				Other	difference of
		capital	Retained	Other		Total	securities	appreciation	Total
	Common	Capital	earnings	retained	Treasury	shareholders’	valuation	and	net
	stock	reserve	reserve	earnings	stock	equity	difference	conversion	assets
Balance as of March 31, 2007	13,260	25,273	3,315	108,791	(5,163)	145,476	(41)	(41)	145,434
Changes during fiscal year 2008
Transfer from reserve for deferred gain on sales of fixed assets				—		—			—
Transfer from contingent reserve				—		—			—
Dividends from surplus				(3,092)		(3,092)			(3,092)
Transfer to contingent reserve				—		—			—
Net income				2,123		2,123			2,123
Acquisition of treasury stock					(6,014)	(6,014)			(6,014)
Cancellation of treasury stock				(5,949)	5,949	—			—
Issuance of new shares for stock swap*		4,474				4,474			4,474
Diminution of treasury stock for stock swap*		(454)			5,173	4,719			4,719
Net change of items other than shareholders’ equity							(83)	(83)	(83)
Total changes during fiscal year 2008	—	4,020	—	(6,918)	5,108	2,211	(83)	(83)	2,127
Balance as of March 31, 2008	13,260	29,294	3,315	101,872	(54)	147,687	(124)	(124)	147,562

*	This is for the stock swap agreement with Peach John Co., Ltd.

(Note) Breakdown of other retained earnings

	Reserve for deferred
	gain on sales of fixed	Reserve for dividend		Retained earnings
	assets	averaging	General reserve	carried forward	Total
Balance as of March 31, 2007	2,191	3,000	100,000	3,599	108,791
Changes during fiscal year 2008
Transfer from reserve for deferred gain on sales of fixed assets	(116)			116	—
Transfer from contingent reserve			(8,000)	8,000	—
Dividends from surplus				(3,092)	(3,092)
Transfer to contingent reserve		(3,000)	3,000		—
Net income				2,123	2,123
Acquisition of treasury stock
Cancellation of treasury stock				(5,949)	(5,949)
Issuance of new shares for stock swap
Diminution of treasury stock for stock swap
Net change of items other than shareholders’ equity
Total changes during fiscal year 2008	(116)	(3,000)	(5,000)	1,197	(6,918)
Balance as of March 31, 2008	2,075	—	95,000	4,797	101,872

(4)	Notes on Going Concern

Not applicable.

(5)	Significant Accounting Policies
(i)	Valuation Standards and Method of Assets
Valuation standards and method of securities
Stock of affiliated companies: Cost accounting method based on moving average method
Other securities:
Securities with market value: Market value method based on market price on closing day for the end of the year (Variance in valuation is based on method of directly including all net assets, and cost of sales is calculated based on moving average method)
Securities without market value: Cost accounting method based on moving average method
(ii)	Depreciation Method of Fixed Assets
a.	Tangible fixed assets: Constant percentage method (fixed amount method for buildings (excluding fixtures incidental to buildings) acquired on or after April 1, 1998). Durable years for major items are as follows.
Buildings and structures: 5 to 50 years
Machinery and vehicles: 2 to 4 years
Equipment and tools: 2 to 20 years
b.	Intangible fixed assets: Fixed amount method
(iii)	Reserves
a.	Accrued bonuses: In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.
b.	Reserve for officers’ bonuses: In order to provide bonuses to officers, reserve for officers’ bonuses are reserved based on the anticipated amount to be paid and recorded as “Accrued bonuses” under Current Liabilities.
(iv)	Processing Method of Lease Transactions
Finance lease transactions are pursuant to accounting procedures based on the method according to an ordinary sale and purchase transaction. However, finance lease transactions with small transaction amounts and finance lease transactions executed prior to March 31, 2008 are pursuant to accounting procedures based on the method according to an ordinary lease transaction.
(Change of Accounting Policies)
Finance lease transactions in which the ownership of the leased item is acknowledged to be transferred to the borrower were formerly accounted for pursuant to accounting procedures based on the method according to an ordinary lease transaction. Effective from the fiscal year ended March 31, 2009, the “Accounting Standard for Lease Transactions” (Accounting Standards Board of Japan (“ASBJ”) Statement No.13 (June 17, 1993 (Business Accounting Council First Section), amended on March 30, 2007)) and “Guidance on Accounting Standards for Lease Transactions” (ASBJ Statement No. 16 (January 18, 1994 (Accounting Committee of The Japanese Institute of Certified Public Accountants), amended on March 30, 2007)) have been applied. There will be no effect on the income statement by such change.
(v)	Other Material Matters in Preparation of Financial Statements
Accounting procedures for consumption tax, etc. are based on the tax-excluded method.

(6)	Notes to Non-Consolidated Financial Statements

	(Fiscal Year Ended March 31, 2009)	(Fiscal Year Ended March 31, 2008)
(Notes to the Balance Sheet)

Accumulated depreciation in tangible fixed assets	27,747 million yen	26,617 million yen
(Notes to the Statements of Changes in Shareholders’ Equity)
Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)
Matters concerning the type and number of treasury stock:

	Shares as of the end of	Increase during	Decrease during	Shares as of the end
Type of Stock	fiscal year 2008	fiscal year 2009	fiscal year 2009	of fiscal year 2009

Ordinary stock	35,998	2,891,240	—	2,927,238

*	Reason for Increase in the Number of Shares of Treasury Stock

Increase in shares due to acquisition pursuant to the resolution of the board of directors:	2,855,000 shares
Increase in shares due to purchase of fractional stocks:	36,240 shares
Fiscal Year Ended March 31, 2008 (April 1, 2007 — March 31, 2008)
Matters concerning the type and number of treasury stock:

	Shares as of the end of	Increase during	Decrease during	Shares as of the end of
Type of Stock	fiscal year 2007	fiscal year 2008	fiscal year 2008	fiscal year 2008

Ordinary stock	3,440,116	3,935,882	(7,340,000)	35,998

*	Reason for Increase in the Number of Shares of Treasury Stock

Increase in shares due to acquisition pursuant to the resolution of the board of directors:	3,926,000 shares
Increase in shares due to purchase of fractional stocks:	9,882 shares
Decrease in shares due to stock swap and cancellation of treasury stock:	(7,340,000 shares)
(Notes to Tax Effect)
(i)	Breakdown of deferred tax assets and deferred tax liabilities

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2009	March 31, 2008
	Million yen	Million yen
Deferred tax assets
Valuation loss of affiliate stock	2,411	2,286
Reserve for bonus payment	36	30
Excess over depreciation and amortization and impairment loss	1,011	1,024
Others	439	269

Sub-total of deferred tax asset	3,899	3,610
Valuation reserve	(2,229)	(1,845)

Total deferred tax asset	1,669	1,765
Deferred tax liabilities
Reserve for deferred gain on sales of fixed assets	(1,378)	(1,424)
Others	(0)	(0)

Total deferred tax liability	(1,379)	(1,424)

Net deferred tax asset (liability)	289	340

(ii)	Difference in corporate and other tax rates between legal tax rate and the legal tax rate after application of tax effect accounting

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2009	March 31, 2008
	%	%
Legal tax rate	40.7	40.7
Reasons increased (decreased)
Tax deduction	(0.5)	(0.6)
Income excluding profit	(39.4)	(105.6)
Expenses excluding loss	5.2	3.5
Valuation reserve	21.8	74.2
Other	0.7	2.4

Effective corporate and other tax rates after application of tax effect	28.5	14.6

(Notes to Marketable Securities)
     Shares of affiliated companies with market value

	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2009	March 31, 2008
	Million yen	Million yen
Appropriation on balance sheet	2,163	2,163
Market value	2,627	4,690

Balance	463	2,527
6.	Others
(1)	Changes to Corporate Officers
              The scheduled changes to directors and auditors after the conclusion of the 61st ordinary general meeting of shareholders to be held on June 26, 2009 will be as follows.
(i)	Directors
1.	Resigning Directors (as of June 26, 2009 (expected))

Tsuneo Shimizu

2.	Promotion of Directors (as of June 26, 2009 (expected))

Director and Vice President Hideo Kawanaka (Senior Managing Director)
     The management and administrative organization after the conclusion of the 61st Ordinary General Meeting of Shareholders to be held on June 26, 2009 will be as follows:
Management and Administrative Organization for the 62st Fiscal Year

Director/Statutory Auditor	Name

Representative Director	Yoshikata Tsukamoto
Director and Vice President	Shoichi Suezawa
Director and Vice President	Hideo Kawanaka
Director	Tadashi Yamamoto
Director (outside director)	Kazuo Inamori
Director (outside director)	Mamoru Ozaki
Director (outside director)	Atsushi Horiba

Statutory Auditor	Kimiaki Shiraishi
Statutory Auditor	Yoshio Kawashima
Statutory Auditor (outside statutory auditor)	Yutaka Hasegawa
Statutory Auditor (outside statutory auditor)	Tomoharu Kuda
Statutory Auditor (outside statutory auditor)	Yoko Takemura

(Reference)
     The management and administrative organization for the 5th quarter of Wacoal Corporation will be as follows:
Management and Administrative Organization for the 5th Fiscal Year

Director/Statutory Auditor	Corporate Officer	Name	Responsibility
Representative Director	President and Corporate Officer	Yoshikata Tsukamoto
Director	Vice President and Corporate Officer	Hideo Kawanaka	In charge of Business Restructuring, General Manager of Sales Control Department and General Manager of Technology/Production Division
Director	Senior Corporate Officer	Tadashi Yamamoto	General Manager of International Operation
Director	Senior Corporate Officer	Hironobu Yasuhara	General Manager of Wing Brand Operation Division
Director	Senior Corporate Officer	Yuzo Ide	General Manager of Wacoal Brand Operation Division
Director	Corporate Officer	Ikuo Otani	In charge of Corporate Planning
Director	Corporate Officer	Akio Shinozaki	Chief of Human Science Research Center

Statutory Auditor		Kimiaki Shiraishi
Statutory Auditor		Shoichi Kono

	Managing Corporate Officer	Yasuyuki Nakatsutsumi	Wacoal Brand Operation Division, General Manager of East Japan Sales Control
	Managing Corporate Officer	Masakazu Kitagawa	Wacoal Brand Operation Division, General Manager of West Japan Sales Control
	Corporate Officer	Mitsuo Yamamoto	General Manager of Personnel and Administration Department
	Corporate Officer	Ichiro Katsura	General Manager of Administration Department
	Corporate Officer	Akio Ouchi	General Manager of Information System Division
	Corporate Officer	Masahiro Joshin	Wacoal Brand Operation Division, General Manager of Chain Stores Sales Control
	Corporate Officer	Hiroshi Nishioka	Wing Brand Operation Division, General Manager of Kyoto Sales Office
	Corporate Officer	Haruo Minami	Wing Brand Operation Division, General Manager of Tokyo Sales Office
	Corporate Officer	Ryuji Fukushima	General Manager of Specialty Retail Stores Operation Division
	Corporate Officer	Nobuhiro Matsuda	In charge of Administration and Business Management of Kyoto Building and Operation and Management Manager of Specialty Retail Stores Operation Division
— End —

EXHIBIT 2
May 8, 2009
To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Masaya Wakabayashi,
General Manager, Corporate Planning
(Telephone: 075-623-3750)
Announcement Regarding a Share Exchange to Make Lecien Corporation
a Wholly Owned Subsidiary of Wacoal Holdings Corp.
     Wacoal Holdings Corp. (“Wacoal Holdings”) and Lecien Corporation (“Lecien”) hereby announce that on May 8, 2009, their respective boards of directors resolved to make Lecien a wholly owned subsidiary of Wacoal Holdings through a share exchange pursuant to the terms described below (“Share Exchange”) by August 17, 2009, and that a share exchange agreement was executed by and between Wacoal Holdings and Lecien. Prior to the effective date of the Share Exchange, shares of Lecien will be delisted from the Osaka Securities Exchange (the “OSE”).
1.	Purpose of Making Lecien a Wholly Owned Subsidiary by Share Exchange
     (1) Purpose of Share Exchange
     Wacoal Holdings’ business focuses on “contributing to society by supporting all women in exploring their beauty”, and Wacoal Holdings makes efforts at expanding its share in the innerwear markets with its core Wacoal and Wing brand products. In recent years, Wacoal Holdings is focusing on Internet sales, its directly managed store business, its wellness business and its overseas businesses, particularly in the United States and China, which it considers to be new growth segments. However, our group’s core innerwear business in the domestic market is reaching maturity due to an aging population and a low birthrate, and it is hard to expect further growth in the market. Under these circumstances, the market is becoming more competitive with the entry of new entrants from different industries, such as apparel companies and retail distributors. At the same time, however, competition has revitalized the market and has spawned a new market for low-priced, high-fashion products that are different from our group’s core products, which have high functionality and high added value. In order to maintain the growth of our group’s innerwear business in the domestic market, we need to make our presence known in the new market and develop new and different products, sales methods and channels, as well as pricing strategies. Making Peach John a wholly owned subsidiary of Wacoal Holdings was part of our business challenge initiative and, in line with our aim of expanding our business field, we have decided to implement a share exchange for Lecien.
     Lecien was founded as Nomura Shoten in 1933 to engage in the import and distribution of fabric, including lace and general merchandise. In 1946, Lecien changed its corporate status to a stock company (kabushiki kaisha), and entered the wholesale and import/export business of fabric products, including lace and textiles. Thereafter, Lecien expanded its business in fields such as innerwear, outerwear, handicrafts and tapestries, with a management philosophy of “make many women beautiful and happy through improvement in the apparel culture and business activities”. In a rapidly changing apparel market, Lecien has focused in recent years on commodity supply on an OEM basis using its planning skills and technical expertise, in addition to sales of its own brand products. However, sales have continued to decrease, especially in recent years, and the Lecien’s market environment has become even more challenging as apparel consumption declines due to the worsening economic climate. Lecien believes that in order to make efforts in the streamlining and rationalization of distribution to increase future sales and to improve its corporate value by taking advantage of Wacoal Holdings’ planning ability and technical strength, it is best to formulate a new growth strategy as a wholly owned subsidiary of Wacoal Holdings, rather than attempting to do the same on its own.
     The management integration of Lecien and Wacoal Holdings through a share exchange will enable Wacoal Holdings to enhance its adaptability to the new innerwear business in the domestic market that Wacoal Holdings could not fully respond to as a group, as well as its supply capability of products to each of its group companies in Japan and overseas, and to implement various sales methods and approach various sales channels, with Lecien’s improved planning ability and production response. In addition, we believe that Lecien’s great planning and lace materials production ability will create added value and achieve cost reduction. On the other hand, this will enable Lecien to streamline management resources by having stable contracts for the production of lace materials and innerwear with the group companies of Wacoal Holdings in Japan and overseas. Furthermore, by becoming a group company of Wacoal Holdings, Lecien will be able to stabilize its financial basis and improve management by developing and focusing on its core innerwear and hobby businesses.
     Both Wacoal Holdings and Lecien will make efforts as a group to diversify the provision of products and services to customers and to improve corporate value by improving the management efficiency of both companies.
     (2) Schedule for Delisting
     Upon the Share Exchange, Lecien will become a wholly owned subsidiary of Wacoal Holdings, effective as of August 17, 2009, and the shares of common stock of Lecien will be delisted from the OSE as of August 11, 2009 (last day of trading to be August 10, 2009). It will not be possible to trade the shares of common stock of Lecien on the OSE after the delisting.
     (3) Reasons for Delisting and Alternative Measures
     The purpose of the Share Exchange is as described in (1) above and is not for the purpose of delisting the shares of Lecien from the OSE.
     Following the delisting of the shares of common stock of Lecien, it will be possible to trade the common stock of Wacoal Holdings, which will be allocated in the Share Exchange, because those shares are listed on the Tokyo Stock Exchange (the “TSE”) and the OSE. For this reason, share liquidity will be ensured for each shareholder of Lecien who holds 15,385 or more shares of Lecien and who will be allocated and distributed with 1,000 shares (the size of Wacoal’s trading unit) or more shares of Wacoal Holdings in the Share Exchange. We believe that the Share Exchange will enhance the corporate value of both companies and will correspond to the expectations of the shareholders of Lecien who will hold the shares of Wacoal Holdings following the Share Exchange.
     Each shareholder of Lecien who holds less than 15,385 shares of Lecien will be allocated with fewer than 1,000 shares of Wacoal Holdings, which is less than one trading unit. Shares not constituting one trading unit cannot be sold on the OSE or the TSE, and such shareholder’s rights are restricted under the laws and ordinances and the Articles of Incorporation (please see Section 2 (2) (Note 3) below for details; such shareholders are entitled to receive dividends from Wacoal Holdings in proportion to the number of shares held as of such record date on and after the effective date of the Share Exchange), and such shareholders may request that Wacoal Holdings purchase such shares. Wacoal Holdings does not currently implement a program under which a shareholder is entitled to acquire additional shares in order to make up one full trading unit. However, because we are expecting that there will be a considerable number of shareholders who will not have sufficient shares for a full trading unit as a result of the Share Exchange, we plan to launch such a program, provided that it is approved by the general meeting of shareholders of Wacoal Holdings to be held on June 26, 2009. For details, please see Section 2 (2) (Note 3) below.
     Please see Section 2 (2) (Note 4) below with respect to the issuance of fractional shares upon the Share Exchange.

     (4) Measures to Ensure Fairness
     As a measure to ensure the fairness and appropriateness of the share exchange ratio, Wacoal Holdings and Lecien respectively requested third-party valuation agencies to calculate the share exchange ratio and obtained the respective reports of the calculation results as described in Section 2 (3) below. By reference to such calculation results, Wacoal Holdings and Lecien agreed to implement the Share Exchange based on the share exchange ratio after deliberate negotiations and consultations.
     (5) Measures to Avoid Conflicts of Interest
     We have not taken any special measures to avoid conflicts of interest, since Wacoal Holdings and Lecien are not in a parent-subsidiary relationship and there are no common directors or officers of Wacoal Holdings and Lecien.
2.	Summary of Share Exchange
(1) Schedule of Share Exchange

Board meeting to approve the Share Exchange:	May 8, 2009 (Fri)

Execution of Share Exchange Agreement:	May 8, 2009 (Fri)

Record date of general meeting of Lecien’s shareholders:	Mar 31, 2009 (Tue)

General meeting of Lecien’s shareholders to approve the Share Exchange:	Jun 26, 2009 (Fri) (tentative)

Date of delisting of Lecien’s shares:	Aug 11, 2009 (Tue) (tentative)

Scheduled date of Share Exchange (effective date):	Aug 17, 2009 (Mon) (tentative)
(Note 1)	Pursuant to the simplified share exchange procedures in accordance with Article 796, Paragraph 3 of the Corporate Law, Wacoal Holdings will not obtain the approval of a general meeting of its shareholders.

(Note 2)	The above-stated schedule is subject to change as required by share exchange procedures or other reasons after consultations between Wacoal Holdings and Lecien.
(2) Description of Allocation in Share Exchange

	Wacoal Holdings Corp.	Lecien Corporation
	(100% parent company)	(wholly owned subsidiary)
Share Exchange Ratio	1	0.065

Number of shares newly issued in the Share Exchange	There will be no issuance of new shares of common stock upon the Share Exchange. Wacoal Holdings will use 2,104,441 shares (tentative) of its treasury stock for the allocation of shares in the Share Exchange.
(Note 1)	Allocation Ratio

0.065 shares of Wacoal Holdings’ stock will be allocated and distributed in exchange for each share of Lecien’s stock.

(Note 2)	New Shares to be Issued in Connection with the Share Exchange

Wacoal Holdings will not issue new shares of Wacoal Holdings’ stock for the shareholders of Lecien because Wacoal Holdings will use treasury stock for the allocation. The number of shares of treasury stock to be allocated in the Share Exchange was calculated based on the number of issued shares of Lecien as of the end of March, 2009 (32,376,025 shares; excluding shares of treasury stock). Lecien will cancel all shares of its treasury stock at the board meeting of Lecien to be held prior to the effective date of the Share Exchange (as of the end of March, the number of shares of treasury stock held by Lecien was 880,750 shares).

(Note 3)	Treatment of Shares not Constituting a Full Trading Unit

Each shareholder of Lecien, who ends up holding fewer shares than a full trading unit of Wacoal Holdings (i.e. fewer than 1,000 shares) upon the Share Exchange, will be entitled to receive dividends from Wacoal Holdings in proportion to the number of shares held as of such record date on and after the effective date of the Share Exchange, but will not be able to sell shares not constituting a full trading unit on any stock exchange; provided, however, that the following systems concerning the Wacoal Holdings’ shares are available to such shareholders.
(i)	Demand for Purchase of Shares not Constituting a Full Trading Unit (sale of shares constituting fewer than 1,000 shares)
Article 192, Paragraph 1 of the Corporate Law provides for a system whereby any shareholder who holds fewer shares than a full trading unit (i.e. fewer than 1,000 shares) may demand that Wacoal Holdings purchase such shares.
(ii)	Demand to Acquire Additional Shares (acquisition of shares to constitute a full trading unit of 1,000 shares)
Article 194, Paragraph 1 of the Corporate Law provides for a system whereby any shareholder who holds shares not constituting a full trading unit of Wacoal Holdings may demand that Wacoal Holdings sell additional shares in order to constitute a full trading unit together with the shares not constituting a full trading unit that such shareholder holds. Wacoal Holdings does not presently implement a program under which a shareholder is entitled to acquire additional shares to constitute a full trading unit. However, because we are expecting that there will be a considerable number of shareholders who do not have sufficient shares for a full trading unit as a result of the Share Exchange, we plan to launch such a program, provided that it is approved by the general meeting of shareholders of Wacoal Holdings to be held on June 26, 2009.

The launch of this new program is intended to provide an opportunity to all holders of Lecien stock who will hold less than one full trading unit in Wacoal Holdings as a result of the Share Exchange to become shareholders of a full trading unit in Wacoal Holdings.

(Note 4)	Treatment of Fractional Shares

If any fractional shares of Wacoal Holdings less than one share are created by the Share Exchange, the proceeds from the sale thereof shall be paid to the relevant shareholders in proportion to the respective fractional shares in accordance with Article 234 of the Corporate Law.
     (3) Method of Calculation for Allocation in connection with the Share Exchange
     (i) Calculation Basis and Background
     In order to guarantee the fairness and appropriateness of the share exchange ratio to be adopted for this Share Exchange, Wacoal Holdings and Lecien respectively selected and requested third-party valuation agencies, independent from both companies, to calculate the share exchange ratio. Wacoal Holdings selected Mitsubishi UFJ Securities Co., Ltd. (“Mitsubishi UFJ Securities”) and Lecien selected PwC Advisory Co., Ltd. (“PwC Advisory”) as third-party valuation agencies.
     Mitsubishi UFJ Securities evaluated the value of Wacoal Holdings’ shares by the market price method, since Wacoal Holdings’ shares are listed on the TSE and the OSE. The closing prices on May 7, 2009 and the six-month, three-month and one-month periods, each ending May 7, 2009, were used as the basis of this calculation. Mitsubishi UFJ Securities evaluated the value of Lecien’s shares by the market price method since Lecien’s shares are listed on the OSE. The closing prices on May 7, 2009 and the six-month, three-month and one-month periods, each ending May 7, 2009, were used as the basis of this calculation. Mitsubishi UFJ Securities also conducted the evaluation using the discounted cash flow method (“DCF Method”) to reflect the conditions of future business activities in the evaluation. Supposing the stock value per share of Wacoal Holdings is equal to 1, the valuation ranges pursuant to the respective calculation methods are as follows:

Valuation range of share
Calculation method	exchange ratio
Market price method	0.029 — 0.046
DCF method	0.046 — 0.073
     In calculating the share exchange ratio, Mitsubishi UFJ Securities, in principle, adopted the information supplied by both companies and publicly disclosed information Mitsubishi UFJ Securities assumed that such disclosed information was precise and complete and did not independently verify such information. Furthermore, Mitsubishi UFJ Securities did not conduct its own appraisal or assessment of individual assets and liabilities (including any off-balance-sheet assets and liabilities or other contingent liabilities) of either company or their related companies, nor did it request such information from any third-party institutions. In addition, it was assumed that the financial forecasts of Lecien have been reasonably prepared based on the best projections and judgments of the management of Lecien currently available.
     The calculation results of the share exchange ratio submitted by Mitsubishi UFJ Securities are not intended to represent any opinion on the fairness of the share exchange ratio in the Share Exchange.
     PwC Advisory evaluated the value of Wacoal Holdings’ shares by the market price standard method (the closing prices on May 7, 2009, and the six-month, three-month and one-month periods, each ending May 7, 2009, were used as the basis of this calculation) since Wacoal Holdings’ shares are listed on the TSE and the OSE. PwC Advisory evaluated the value of Lecien’s shares by the market-price standard method (the closing prices on May 7, 2009 and the six-month, three-month and one-month periods, each ending May 7, 2009, were used as the basis of this calculation) since Lecien’s shares are listed on the OSE. PwC Advisory also conducted the evaluation using the discounted cash flow method (“DCF Method”) to reflect the conditions of future business activities in the evaluation. Assuming that the stock value per share of Wacoal Holdings is equal to 1, the valuation ranges pursuant to the respective calculation methods are as follows:

Valuation range of share
Calculation method	exchange ratio
Market price standard method	0.037 — 0.049
DCF method	0.056 — 0.077
     In calculating the share exchange ratio, PwC Advisory, in principle, adopted the information supplied by both companies and publicly disclosed information, and PwC Advisory assumed that such disclosed information was precise and complete and did not independently verify such information. Furthermore, PwC Advisory did not conduct its own appraisal or assessment of individual assets and liabilities (including any off-balance-sheet assets and liabilities or other contingent liabilities) of either company or their related companies, nor did it request such information from any third-party institutions. In addition, it was assumed that the financial forecasts of Lecien have been reasonably prepared based on the best projections and judgments of the management of Lecien currently available. The calculation by PwC Advisory reflects the information and financial conditions available as of May 7, 2009.
     The calculation results of the share exchange ratio submitted by PwC Advisory are not intended to represent any opinion on the fairness of the share exchange ratio in the Share Exchange.

     Wacoal Holdings and Lecien carefully examined the calculation results of the share exchange ratios submitted by the respective third-party valuation agencies. Upon consultation, we decided the share exchange ratio to be used in the Share Exchange which was approved by the respective meetings of board of directors held on May 8, 2009.
     (ii) Relationship with the Valuation Agencies
     Neither Mitsubishi UFJ Securities nor PwC Advisory are affiliates of either Wacoal Holdings or Lecien.
(4)	Acquisition Rights for the Subscription of New Shares or Bonds with Acquisition Rights for the Subscription of New Shares issued by the Wholly Owned subsidiary in the Share Exchange
     Lecien will cancel or retire all issued and outstanding acquisition rights for subscription of new shares if the Share Exchange Agreement and other matters necessary for the Share Exchange are approved by the general meeting of shareholders to be held on June 26, 2009. Lecien has not issued any bonds with acquisition rights for the subscription of new shares.
3. Outline of Parties in Share Exchange

(1) Trade Name	Wacoal Holdings Corp. (100% parent company) (as of March 31, 2009)	Lecien Corporation (wholly owned subsidiary) (as of December 31, 2008)

(2) Business Description	Manufacturing and wholesale sales of innerwear, outerwear, sportswear, other textile and related products and direct sales of certain products to consumers	Manufacturing and wholesale sales of women’s innerwear and clothing, lace and other handicrafts accessories

(3) Date of Incorporation	November 1, 1949	August 24, 1946

(4) Location of Principal Office	Minami-ku, Kyoto-shi, Kyoto	Nakagyo-ku, Kyoto-shi, Kyoto

(5) Name of Representative	Yoshikata Tsukamoto, President and Representative Director	Naofumi Nomura Representative Director and President

(6) Capital Amount	13,260 million yen	4,106.8 million yen

(7) Number of Outstanding Shares	143,378,085 shares	33,256,775 shares

(8) Net Assets	165,800 million yen (consolidated)	4,600 million yen (consolidated)

(9) Total Assets	213,400 million yen (consolidated)	10,800 million yen (consolidated)

(10) Fiscal Year End	March 31	March 31

(11) Number of Employees	14,476 (consolidated)	1,269 (consolidated)

(12) Major Business Partners	— AEON Co., Ltd.	— SHIMAMURA Co., Ltd.
	— Ito-Yokado Co., Ltd.	— Ito-Yokado Co., Ltd.
	— Takashimaya Company, Limited	— AEON Co., Ltd.
	— Others	— Others

(13) Major Shareholders and Shareholding Ratio (as of September 30, 2008)	— The Bank of New York Mellon as depositary bank for depositary receipt holders (15.33%)	— Wacoal Corporation (4.23%)
	— Meiji Yasuda Life Insurance Company (4.88%)	— Nippon Life Insurance Company (2.71%)
	— The Bank of Tokyo-Mitsubishi UFJ, Ltd. (4.87%)	— Sundia Corporation (1.80%)

(14) Major Banks	— The Bank of Tokyo-Mitsubishi UFJ, Ltd.	— The Bank of Tokyo-Mitsubishi UFJ, Ltd.
	— Mizuho Corporate Bank, Ltd.	— Sumitomo Mitsui Banking Corporation

(15) Relationship	Capital:	The shareholding ratio of Wacoal Holdings’ subsidiaries in Lecien’s shares is as follows:

— Wacoal Corporation, in which Wacoal Holdings holds 100% shares with voting rights, holds approximately 4.23% (1,408,404 shares) of the total outstanding shares of Lecien.
— Studio Five Corporation, in which Wacoal Holdings holds 100% shares with voting rights, holds approximately 0.15% (50,000 shares) of the total outstanding shares of Lecien.
— Torica Inc., in which Wacoal Holdings holds 56.9% shares with voting rights, holds approximately 0.05% (18,000 shares) of the total outstanding shares of Lecien.
— Lecien holds approximately 0.16% (230,000 shares) of the total outstanding shares of Wacoal Holdings.

	Personnel:	N/A

	Business:	Wacoal Holdings’ subsidiaries, such as Wacoal Corporation and Peach John Co., Ltd., purchase materials and products from Lecien.

	Affiliated Party:	N/A

(16) Financial Results for the Last Three Fiscal Years

(Unit: millions of yen)
	Wacoal Holdings Corp.			Lecien Corporation
	(100% parent company)			(wholly owned subsidiary)
	(consolidated)			(consolidated)
	March 31,	March 31,	March 31,	March 31,	March 31,	March 31,
Fiscal Year Ended March 31	2007	2008	2009	2006	2007	2008
Sales	166,410	165,761	172,276	21,237	19,902	19,326
Operating Income	12,896	13,540	10,129	587	39	124
Ordinary Income	—	—	—	618	109	79
Net Income	9,029	4,966	5,230	469	218	(899)
Net Income per Share (yen)	63.18	35.14	36.75	14.56	6.78	(27.79)
Dividend per Share (yen)	22	25	25	6	4	0
Net Assets per Share (yen)	1,374.89	1,291.41	1,181.00	208.74	205.69	152.27

(Note 1)	With respect to the major shareholders of Wacoal Holdings, we were informed as of September 30, 2008 that the nominal shareholder of Hero and Company, which was the major shareholder of Wacoal Holdings, was changed to The Bank of New York Mellon as depositary bank for depositary receipt holders from December 2008.

(Note 2)	Wacoal Holdings’ consolidated business indicators are based on U.S. accounting standards and the amount of operating income is shown in place of the ordinary income.

(Note 3)	The financial indicators and business results less than 1 million yen have been rounded.

4. Status after Share Exchange

(1) Trade Name	Wacoal Holdings Corp.

(2) Business Description	Manufacturing and wholesale sales of innerwear, outerwear, sportswear, other textile and related products and direct sales of certain products to consumers

(3) Location of Principal Office	Minami-ku, Kyoto-shi, Kyoto

(4) Name of Representative	Yoshikata Tsukamoto, President and Representative Director

(5) Capital Amount	13,260 million yen

(6) Total Assets	TBD (consolidated)

(7) Net Assets	TBD (consolidated)

(8) Fiscal Year End	March 31
(9) Overview of Accounting Procedures
     Under the account settlement on a non-consolidated basis, the number of shares of the company to be acquired will be recorded at the acquisition cost with the application of purchase method in accordance with the “Accounting Standards on Business Combination”.
     Under the account settlement on a consolidated basis, the acquisition cost of the acquired company will be determined under the purchase method in accordance with the Statement of Financial Accounting Standards No. 141 “Business Combination”. The acquisition cost will be appropriated respectively under assets and liabilities based on the market price of the assets and liabilities acquired and undertaken from the acquired company as of the date of business combination. As a result of the appropriation of the acquisition cost, we are expecting that goodwill will arise from the Share Exchange, however, the amount of goodwill is currently unknown.
(10) Future Prospects
     The anticipated effect on our consolidated and non-consolidated business results for the fiscal year ending March 31, 2010 due to the Share Exchange is under review and will be announced as soon as such review is completed.
Cautionary Statement regarding Forward Looking Statements
     Statements made in this announcement regarding Wacoal’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, including with respect to the future prospects of the business as a result of the share exchange, are subject to various risks, uncertainties and other factors that could cause Wacoal’s actual results to differ materially from those contained in any forward-looking statement.
     These risks, uncertainties and other factors include: the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs; effects of seasonality on our business and performance; risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, changes in exchange rates, differing protection of intellectual property and public health crises; risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.
— End —

EXHIBIT 3
May 8, 2009
To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Masaya Wakabayashi,
General Manager, Corporate Planning
(Telephone: 075-682-1010)
Notice on Distribution of Surplus
     We hereby give notice that Wacoal Holdings Corp. has decided at a meeting of its board of directors held on May 8, 2009 to make the following distribution of surplus with a record date of March 31, 2009.
1. Details of Dividend

		Most Recent	Dividend paid Last
		Dividend Forecast	Year
		(Announced on	(Year ended
	Determined Amount	January 30, 2009)	March 2008)
Record date	March 31, 2009	March 31, 2009	March 31, 2008
Dividend per share	25.00 yen	25.00 yen	25.00 yen
Total dividend	3,511 million yen	—	3,584 million yen
Effective date	June 3, 2009	—	June 4, 2008
Dividend resource	Earned surplus	—	Earned surplus
2. Reasons
     Our basic policy on profit distribution to shareholders is to make stable distributions taking our consolidated performance into account, while trying to improve the value of our business through active investment for improved profitability as well as to increase earnings per share.
     The distribution for the year ended March 2009 will be 25.00 yen per share as initially forecast.
— End —

EXHIBIT 4
May 8, 2009
To whom it may concern:

WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Masaya Wakabayashi,
General Manager, Corporate Planning
(Telephone: 075-682-1010)
Renewal of Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. Defensive Measures against Takeovers)
At the Company’s 58th ordinary general of shareholders held on June 29, 2006, the shareholders of the Company approved a proposal to amend the Articles of Incorporation of the Company to authorize the adoption of a “Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. Defensive Measures Against Takeovers)” and a proposal to determine the specifics of a Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. Defensive Measures Against Takeovers) in accordance with such amended Articles of Incorporation (such basic, the “Former Basic Policy”) for the purposes of securing and enhancing the corporate value and the common interests of shareholders of the Company. On the same day, the board of directors adopted a specific plan (the “Former Plan”) that was based on the Former Basic Policy.
The effective period of both the Former Basic Policy and the Former Plan is until the close of the ordinary general meeting of shareholders pertaining to the business year that ends within three years after the close of the 58th ordinary general meeting of shareholders described above, which means that these effective periods will expire upon the close of the 61st ordinary general meeting of shareholders to be held on June 26, 2009 (the “Ordinary General Meeting of Shareholders”).
The Company has given further consideration to continuing the measures against the acquisition of a substantial shareholding of the Company in light of revisions and other amendments to laws and ordinances since the introduction of the Former Plan. The Company decided at a meeting of its board of directors held on May 8, 2009 to submit to the Ordinary General Meeting of Shareholders for the purposes of securing and enhancing the corporate value and the common interests of shareholders of the Company: (i) a proposal to make required amendments to the Former Basic Policy to prevent the asset and business policy decisions of the Company being controlled by an inappropriate person in light of the “Basic Policy concerning Appropriate People who Control the Asset and Business Policy Decisions of the Company” (the policy governed by the introductory clause of Article 127 of the Ordinance for the Enforcement of the Corporate Law) (Article 127(ii)(b) of the Ordinance for the Enforcement of the Corporate Law) and to determine the specifics of the Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (the “Basic Policy”) under Article 16 of the Articles of Incorporation of the Company and (ii) a proposal to partially amend the Articles of Incorporation of the Company in relation to the contents of the Basic Policy. In relation to the foregoing, the Company hereby announces as follows.
If the proposal for the determination of the contents of the Basic Policy is approved at the Ordinary General Meeting of Shareholders, the Company plans, pursuant to the Basic Policy, to make the required amendments to the Former Plan and pass a resolution at a meeting of the board of directors held on the same day as the Ordinary General Meeting of Shareholders after the close of the Ordinary General Meeting of Shareholders on the specifics of the plan for measures against the acquisition of a substantial shareholding of the Company (this amended plan is hereinafter referred to as the “Plan”) and to publish the Plan.
The shareholding of the Company as of March 31, 2009 is as set out in Exhibit 1. As of May 8, 2009 the Company has not received any notification or proposal of an acquisition of a substantial shareholding of the Company from any particular third party.

I.	Basic Policy concerning Appropriate People who Control the Asset and Business Policy Decisions of the Company

Since its establishment in 1949, the Company has strived to develop a domestic market for female innerwear (undergarments), penetrate the global market and establish the Company’s business with the aim of creating a global company through a 50-year long-term management plan based on its business objectives of making women beautiful, assisting women in becoming beautiful and facilitating the realization of women’s desire to be beautiful. Moreover, as a leading female innerwear company, the Company has built up the Wacoal brand, which has become widely accepted by both domestic and international consumers.

The Company’s corporate value is mainly generated from (i) its strong market position and brand value in the intimate apparel market, which has been cultivated over a long period of time; (ii) its ability to develop highly functional, high value-added, attractive products based on the results of human scientific research from a medium- to long-term perspective; (iii) its superb product quality and supporting technical staff, as well as its highly productive global manufacturing and supply systems employing excellent sewing technology; (iv) its close personal relationships with distributors in various sales channels, which link the Company with its customers; (v) the trust of its customers that has been gained through direct communication and sales by the Company’s beauty advisors, who have a sound knowledge of the Company’s products and a wealth of sales experience; and (vi) its good social standing established through the promotion of various social action programs such as the “Remmama” project and “Pink Ribbon” activities, and the Company’s corporate value and the common interests of its shareholders will suffer unless these “Wacoal strengths” are secured over the medium- to long-term. The Company therefore believes that any person who controls the assets and business decisions of the Company must fully understand these considerations and must be capable of securing and enhancing the corporate value and the common interests of the shareholders of the Company over the medium- to long-term.

The Company will not uniformly reject an acquisition of a substantial shareholding of the Company if it contributes to the corporate value and the common interests of the shareholders of the Company. However, there are many acquisitions of substantial shareholdings of companies that do not contribute to the corporate value of the target company or the common interests of its shareholders, such as where it is clear from the purpose of the acquisition that it will cause damage to the corporate value of the target company or the common interests of its shareholders, where it is likely that the shareholders are in effect being forced to sell their shares, where insufficient time or information is given for the board of directors and the shareholders of the target company to consider the conditions of the acquisition or for the board of directors of the target company to make an alternative proposal, or where it is necessary for the target company to negotiate with the prospective purchaser to obtain conditions that are more favorable than those proposed by the prospective purchaser.

In light of these circumstances, the Company believes that it is essential that it be ready at all times to implement a system that will prevent any acquisition that is contrary to the corporate value or the common interests of the shareholders of the Company by enabling its shareholders to determine whether or not to accept such an acquisition and enabling its board of directors to secure any necessary information and time to make an alternative proposal or to negotiate with the prospective purchaser on behalf of its shareholders at the time of an acquisition of the shares of the Company.

II.	Special Measures that Contribute to the Realization of the Basic Policy

1.	Measures for the Enhancement of Corporate Value

In January 2007, the Company established the “Medium-Term Management Plan 2007—2009” and is working to secure and enhance the corporate value and the common interests of the shareholders of the Company under this management plan.

Further, the Company is promoting CAP21 (Corporate Activation Project 21) in order to realize its medium- and long-term strategies to further enhance its corporate value and is working to enhance its corporate value through its business expansion strategy to achieve more accelerated growth starting with making Peach John Co., Ltd. a wholly owned subsidiary.

The Company will continue to conduct its business operations with the aim of enhancing its corporate value based on the four pillars of (i) taking a proactive stance towards expanding its domestic growth fields (such as its Peach John business, direct retail business, Wellness business, and men’s innerwear business) and its global markets (China, United States, Europe, and other newly industrialized countries and regions), (ii) increasing the profitability of the group (such as concentrating management resources in growth fields and strengthening alliances within the group), (iii) accelerating business reorganization (such as eliminating unreasonable and wasteful factors and making adjustments to respond to changes in the external environment), and (iv) carrying out CSR activities (such as compliance training and education, strategic investor relation activities, and social action programs) in order to build “Wacoal” as an enduring corporate brand while improving the “Wacoal strengths” from which the Company’s corporate value is generated as described in Section I above, and remaining aware that the objectives of Company are “making women beautiful,” “assisting women in becoming beautiful” and “facilitating the realization of women’s desire to be beautiful.”

2.	Measures to Enhance Corporate Governance

The purpose and basic policy of the Company Group’s corporate governance is to continuously enhance the Company’s corporate value by increasing transparency and securing the fairness and independence of its corporate management from the perspective of all stakeholders, including its shareholders and customers.

The following bodies and systems have been established within the Company with the aim of enhancing the Company’s corporate governance, and the entire Company is also working towards this goal.

The board of directors of the Company currently comprises eight directors and makes decisions on matters concerning important business, such as management policy and management strategy and matters stipulated by laws or ordinances or the Articles of Incorporation of the Company. Three of these eight directors are independent outside directors who give the board of directors advice and guidance from an objective perspective based on their wealth of experience and knowledge of management and business. The term of office of each director is one year, and we are further clarifying the responsibility of the Company’s management to its shareholders. Further, with respect to the nomination, promotion, and remuneration of directors, an “Executive Compensation Advisory Committee,” whose members include outside directors, has been established and is run with a high degree of transparency and fairness.

The Company uses a “statutory auditor system”, and the board of auditors of the Company comprises five statutory auditors, of which three are outside statutory auditors. The function of the board of auditors is to monitor and supervise the management of the Company.

Wacoal Corp., one of the our group’s core business companies, has adopted an executive officer system in order to separate management supervision and management execution. “Group Management Rules” and “Group Accounting Rules” have been established for Wacoal Corp. and each other group company, and each group company conducts its business operations in accordance with both sets of rules.

Further, the “Group Management Meeting”, which comprises directors and statutory auditors of the Company, has been established in the Company. This meeting considers matters concerning the management strategy of the group and other important management issues and conducts preliminary reviews of matters for review by the board of directors of the Company together with the “Wacoal Senior Management Meeting”, which comprises directors, statutory auditors, and senior executive officers of Wacoal Corp., one of the Company Group’s core business companies.

Further, the “Quarterly Business Results Review Committee” has been established under the “Group Management Meeting”. The directors and the statutory auditors of the Company and the directors, statutory auditors, and executive officers of Wacoal Corp., one of the Company Group’s core business companies, attend meetings of the Quarterly Business Results Review Committee and review the business results of each business company and each business department each quarter.

In addition, the “Corporate Ethics Committee”, “Disclosure Committee”, and “Risk Management Committee” have each been established as committees of the entire Company. Under these committees, the “Compliance Division”, “Quality Assurance Division”, “Accident and Disaster Measures Division”, “Information Security Promotion Division”, and “Environmental Division” have each been established, and each of these divisions is ready to enhance and respond to risks of loss of corporate value in each field. These divisions report to the board of directors of the Company from time to time on the status of their activities.

III.	Measures for the Purpose Of Preventing Asset and Business Policy Decisions of the Company Being Controlled by an Inappropriate Person in light of the Basic Policy

1.	Proposal for Determination of the Contents of the Basic Policy

The Company will submit to the Ordinary General Meeting of Shareholders a proposal with respect to the content of the Basic Policy for the purpose of preventing the assets and business policy decisions of the company being controlled by an inappropriate person in light of the Basic Policy set out in Section I above.
(1)	Outline of the Basic Policy

For the purpose of securing and enhancing the corporate value and the common interests of the shareholders of the Company, the board of directors of the Company will pass a resolution to adopt specific measures pursuant to the “Main Features of the Plan” as stipulated in Paragraph (2) below. The preventive measures are to be taken against the acquisition of a substantial shareholding of the Company by providing advance warning (i.e. takeover defensive measures during ordinary times) to any third party who may launch an acquisition of shares of the Company that there are procedures that such third party must follow and that a gratis allocation of acquisition rights for the subscription of new shares with discriminatory treatment for the exercise of such rights and a condition to purchase such shares may be implemented by the Company. Such advance warning will be given by disseminating the details of such Plan through timely disclosure to the relevant stock exchange and disclosure in the Company’s business reports as well as other materials that are required to be disclosed by law and by posting such details on the Company’s website.

(2)	Main Features of the Plan
(a)	Outline of the Plan

Under the plan, the Company will demand that any third party (the “Purchaser”) who launches or proposes a Purchase as defined in (b) below follow the procedures prescribed in (c) below and will obtain the information and ensure sufficient time to consider such Purchase. In any of the circumstances set forth under (e)(i) below, the Company will conduct a gratis allocation to all shareholders of acquisition rights for the subscription of new shares with terms that prohibit such Purchaser from exercising such rights (discriminatory treatment) with a condition to purchase shares or other terms as prescribed in (e)(iii) below (the “Share Acquisition Rights”).

(b)	Purchase

The term “Purchase” as used in the Plan means a purchase or any similar act which falls under (i) or (ii) below:

(i)	the purchase of share certificates[1] issued by the Company that results in a shareholding ratio[2] by a shareholder[3] of more than 20% of such share certificates; and

(ii)	a public tender offer[4] for share certificates[5] issued by the Company that results in a combined ownership ratio[6] by the offeror and any of its affiliates[7] of more than 20% of such share certificates.
(c)	Purchase procedures to be followed by the Purchaser

Unless otherwise provided by the board of directors, if the Purchaser intends to make a Purchase, such Purchaser must submit to the Company a document in a form prescribed by the Company describing the particulars of the Purchaser, the purpose, method and details of the Purchase, the basis of calculation of the purchase price, evidence of funds for the Purchase, management policies of the group after the purchase, other information separately required by the board of directors upon renewal of the Plan (the “Required Information”) as well as an oath by such Purchaser that such Purchaser will follow the procedures as prescribed in the Plan (the “Purchase Explanation Document”) prior to the launch of such Purchase. The board of directors will provide the Purchase Explanation Document to the Independent Committee (see (f) below for details; hereinafter the same) promptly after receipt. If the description of the Required Information in such Purchase Explanation Document is deemed insufficient by the Independent Committee, the Purchaser must submit additional information requested by the Independent Committee no later than the deadline set by the Independent Committee. In order to conduct a comparative examination of the description of the Purchase Explanation Document and Required Information with the management plan of the board of directors and the valuation of the company by the board of directors, and to conduct an examination of alternative proposals by the board of directors from the perspective of securing and enhancing the corporate value and the common interests of the shareholders of the Company, the Independent Committee may also request the board of directors to present its opinion concerning the terms and conditions of such Purchase as well as to submit any supporting materials, alternative proposals or other information and/or materials as may be required by the Independent Committee no later than such response deadline set by the Independent Committee. Such deadline will take into account the time necessary for collection of the information and examination of the valuation of business by the board of directors, including independent experts, as the case may be (provided that such period does not in principle exceed 60 days).

[1]	“Share certificates” (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Act (“FIEA”); the same shall apply hereinafter unless provided otherwise.

[2]	“Ratio of holding of the share certificates” (kabuken hoyu wariai) shall have the meaning as prescribed in Paragraph 4, Article 27-23 of the FIEA; the same shall apply hereinafter.

[3]	“Shareholder” (hoyusha) shall include any parties stipulated in Paragraph 3, Article 27-23 of the FIEA; the same shall apply hereinafter.

[4]	“Public tender offer” (kokai kaitsuke) shall have the meaning prescribed in Paragraph 6, Article 27-2 of the FIEA; the same shall apply hereinafter.

[5]	For the purposes of this paragraph (ii), “Share certificates” (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-2 of the FIEA.

[6]	“Combined ratio of ownership of the share certificates” (kabukento shoyu wariai) shall have the meaning as prescribed in Paragraph 8, Article 27-2 of the FIEA; the same shall apply hereinafter.

[7]	“Affiliate” (tokubetsu kankeisha) (including any person who may be deemed as having a special relationship by our Board of Directors) shall have the meaning prescribed in Paragraph 7, Article 27-2 of the FIEA; provided, however, that a person prescribed in Paragraph 2, Article 3 of the Cabinet Office Order Concerning Disclosure Relating to Tender Offer of Shares or Other securities by any Person Other Than the Issuing Company shall be excluded from among those who are set forth in Item 1 of said Paragraph 7; the same shall apply hereinafter.

(d)	Examination of Terms and Conditions of Purchase and Negotiation and/or Proposal of Alternatives by the Independent Committee

If the provision of information stipulated under (c) above is deemed sufficient by the Independent Committee, the Independent Committee will set a period (up to 60 days) for examination (the “Examination Period”) (provided, however, that if the Independent Committee cannot give advice as stipulated in (e)(i) or (ii) below before the expiration of the Examination Period, such period may be extended as necessary up to 30 days).

Based on the information and/or materials provided by the Purchaser and the board of directors, the Independent Committee will evaluate and/or examine the terms and conditions of the Purchase by the Purchaser during the Examination Period from the perspective of securing and enhancing the corporate value and the common interests of the shareholders of the Company. The Independent Committee will also directly, or indirectly through the board of directors, discuss and/or negotiate with the Purchaser, or propose alternatives for the Company to the shareholders whenever necessary to improve the terms and conditions of the Purchase. If the Independent Committee requests directly, or indirectly through the board of directors, that the Purchaser provide material for examination or any other information or to discuss and/or negotiate with the Independent Committee during the Examination Period, the Purchaser must promptly respond to such request.

The Independent Committee may obtain advice from independent experts (including, but not limited to, financial advisors, legal counsel and certified public accountants) at the Company’s cost.

(e)	Implementation of Gratis Allocation of Share Acquisition Rights
(i)	Advice by Independent Committee on Implementation

The Independent Committee will advise the board of directors to implement a gratis allocation of Share Acquisition Rights in the event that the Independent Committee determines that any of the following has occurred:
(A)	if the Purchaser fails to provide the required information and to observe the Examination Period as stipulated in (c) above or comply with the procedures as prescribed by the Plan;

(B)	if it is recognized that the Purchase by the Purchaser falls under any of the following categories and that it is reasonable to implement a gratis allocation of share acquisition rights as a result of the evaluation and/or consideration of the information and/or materials provided by the Purchaser and the board of directors, as well as discussions and/or negotiations with the Purchaser:
1)	a Purchase that threatens to cause obvious harm to the corporate value of the Company and thus to the common interests of the shareholders through any of the following actions or other similar actions:
(a)	a buyout of share certificates for the purpose of requiring the Company to purchase such share certificates at an inflated price;

(b)	temporary control of the management of the Company to conduct business in such a way as to achieve the interests of the Purchaser at the expense of the Company, such as a low-cost acquisition of material assets of the Company;

(c)	diversion of the assets of the Company to secure or repay the debts of the Purchaser or its group companies;

(d)	temporary control of the management of the Company to dispose of high-value assets that are not currently related to the business of the Company, and temporarily declaring high dividends from the proceeds of such disposal or selling the shares at a high price by taking advantage of the opportunity afforded by a rapid rise of share prices which is attributable to such dividends.
2)	a Purchase that effectively forces the shareholders to sell their share certificates, such as in a coerced two-tier purchase (i.e. the acquisition of shares including a public tender offer that does not offer to acquire all of the shares in the initial acquisition and sets unfavorable terms and conditions or does not set clear terms and conditions against shareholders in the second acquisition);

3)	a Purchase that is to be carried out without granting the Company the time reasonably necessary for it to provide an alternative proposal regarding such Purchase;

4)	a Purchase that is to be carried out without providing the Company’s shareholders adequate information to allow them to make a reasonable determination with respect to the Required Information and other details of the Purchase;

5)	a Purchase that includes inadequate or inappropriate terms and conditions (including the amount and type of consideration, the timeframe of the Purchase, the legality of the method of the Purchase, the probability of the implementation of the Purchase and policies for the treatment of the Company’s employees, contractors, clients and other interested parties of the Company) in light of the primary values of the Company;

6)	a Purchase that may damage the Company’s relationship with its employees, contractors or clients that are essential in creating Company value or the brand value of the Company or that may pose a material threat to the values of the Company and thus to the common interests of its shareholders.
Provided, however, that after giving such advice, if the Purchaser withdraws its proposed Purchase or such proposed Purchase otherwise ceases to exist, or if there is a change in the facts or basis upon which such decision or advice was made, and the Independent Committee determines that the Purchase by the Purchaser does not fall under (A) or (B) above, the Independent Committee may change its decision, including advising the withdrawal of the gratis allocation of the Share Acquisition Rights or the gratis allocation of the Share Acquisition Rights following allocation, and recommend such decision to the board of directors.

Even if the Independent Committee determines that the Purchase falls under (A) or (B) above, if the Independent Committee determines that it is reasonable to obtain the resolution of a general meeting of shareholders regarding the implementation of the gratis allocation of the Share Acquisition Rights, it shall recommend to the board of directors that a general meeting of shareholders be convened and that the implementation of the gratis allocation of the Share Acquisition Rights be placed on the agenda.

(ii)	Advice by Independent Committee on Non-implementation

If the Independent Committee determines that the Purchase by the Purchaser does not fall under (A) or (B) above, the Independent Committee will recommend to the board of directors that the gratis allocation of the Share Acquisition Rights not be enforced.

Provided, however, that if there is a change in the facts or basis upon which such decision or advice was made, and the Independent Committee subsequently determines that the Purchase by the Purchaser does fall under (A) or (B) of (i) above, the Independent Committee may amend its decision, including by advising the implementation of the gratis allocation of the Share Acquisition Rights, and the recommendation of such decision to the board of directors.

(iii)	Disclosure of Information to Shareholders

The board of directors and the Independent Committee will promptly disclose information regarding those items among the following items determined as appropriate by the Independent Committee:
(1)	that there is a Purchaser;

(2)	that a Purchase Explanation Document has been provided and an outline of such details;

(3)	that the Required Information has been provided and an outline of such details;

(4)	that the Examination Period has commenced;

(5)	that a resolution for an extension of the Examination Period has been passed and an outline of such details; and

(6)	the recommendation of the Independent Committee and an outline of such details (and where a different recommendation is subsequently made due to a change in the facts, etc., the fact and an outline of such details thereof).
(iv)	Respect for the Advice of the Independent Committee by the Board of Directors

The board of directors shall give the utmost respect to the advice provided by the Independent Committee pursuant to (i) and (ii) above, and shall as an institution under the Corporate Law make a resolution on the implementation or non-implementation of the gratis allocation of the Share Acquisition Rights.

Provided, if a recommendation is made by the Independent Committee that a general meeting of shareholder be convened and that the implementation of the gratis allocation of the Share Acquisition Rights be placed on the agenda, the board of directors shall, excluding cases where holding a general meeting of shareholders is significantly difficult, promptly convene a general meeting of shareholders and place the implementation of the gratis allocation of the Share Acquisition Rights on the agenda so as to hold a general meeting of shareholders as soon as is practically possible.

If the resolution for implementation of the gratis allocation of the Share Acquisition Rights is passed by such general meeting of shareholders, the board of directors shall, pursuant to such general meeting of shareholder resolution, conduct procedures necessary for the gratis allocation of the Share Acquisition Rights. (Where a resolution is passed at the general meeting of shareholder to the effect that the decision for the gratis allocation of the Share Acquisition Rights is to be delegated to the board of directors, a board of directors’ resolution for the implementation of the gratis allocation of the Share Acquisition Rights shall be voted upon.) Where the resolution for implementation of the gratis allocation of the Share Acquisition Rights fails to pass at the general meeting of shareholders, a resolution for non-implementation of the gratis allocation of the Share Acquisition Rights shall be voted upon.

The Purchaser shall not execute the purchase in the period up until the resolution for implementation or non-implementation of the gratis allocation of the Share Acquisition Rights has been voted upon by the board of directors, or where the abovementioned general meeting of shareholders is convened, until the resolution for implementation of the gratis allocation of the Share Acquisition Rights has been passed or not passed by such general meeting of shareholders.

Where the board of directors votes upon a resolution for the implementation or non-implementation of the gratis allocation of the Share Acquisition Rights, where the board of directors votes upon a resolution for convocation of a meeting of general shareholders, or where a general meeting of shareholder resolution for the implementation or non-implementation of the gratis allocation of the Share Acquisition is voted upon Rights, the board of directors shall promptly disclose the outline of such resolution and other information as determined as appropriate by the board of directors.

(v)	Primary Terms and Conditions of the Gratis Allocation of the Share Acquisition Rights

The primary terms and conditions of the gratis allocation of the Share Acquisition Rights are as follows:
(1)	Number of Share Acquisition Rights

The number of Share Acquisition Rights will be separately determined by the board of directors in a resolution relating to the gratis allocation of the Share Acquisition Rights (the “Gratis Allocation Resolution”), up to a maximum of two times the final number of the total outstanding shares of the Company as of an allocation date (the “Allocation Date”) to be separately determined by the board of directors or a meeting of general shareholders of the Company in the Gratis Allocation Resolution (minus the number of the Company’s shares held by the Company at the time).

(2)	Shareholders Eligible for the Allocation

The Company will implement a gratis allocation of the Share Acquisition Rights to those shareholders, other than the Company, who are registered or recorded in the Company’s final register of shareholders as of the Allocation Date at such ratio as separately determined in the Gratis Allocation Resolution up to a maximum of two Share Acquisition Rights for every one stock of the Company held.

(3)	Effective Date of Gratis Allocation of Share Acquisition Rights

The effective date shall be a date to be separately determined in the Gratis Allocation Resolution.

(4)	Number of Shares to be Acquired upon Exercise of the Share Acquisition Rights

The number of Company shares[8] to be acquired for every one Share Acquisition Right (transfer shares as stipulated in Article 128(1) of the Act on Transfer of Bonds etc. to which the provisions of the same law are applicable) shall be one (1) share unless otherwise adjusted.

(5)	The Amount of Property to be Contributed upon Exercise of the Share Acquisition Rights

The purpose of contributions made upon the exercise of the Share Acquisition Rights shall be financial, and the value of property per share of the Company’s stock to be contributed upon the exercise of the Share Acquisition Rights shall be at least one (1) yen but not exceeding one-half (1/2) of the market value of one share of the Company’s stock as separately determined in the Gratis Allocation Resolution.

[8]	Even in such case the Company becomes a Corporation with Class Shares (Article 2(13) of the Corporate Law), (1) Company shares issued upon the exercise of the Share Acquisition Rights and (2) shares delivered in exchange for the acquisition of Share Acquisition Rights shall mean the same type of share (common shares) currently issued by the Company at the commencement of the Ordinary General Meeting of Shareholders.

(6)	Exercise Period of the Share Acquisition Rights

The commencement date will be a date on which the gratis allocation of the Share Acquisition Rights becomes effective or a date otherwise determined in the Gratis Allocation Resolution, and the period will be between one and two months as determined in the Gratis Allocation Resolution.

(7)	Terms and Conditions for Exercise

The parties set forth in (a) through (f) below (collectively the “Unqualified Parties”) may not in principal exercise Share Acquisition Rights:
(a)	a specified large shareholder;[9]

(b)	joint shareholders[10] of a specified large shareholder;

(c)	a specified large purchaser;[11]

(d)	persons having a special relationship with a specified large purchaser;

(e)	any transferee of or successor to the Share Acquisition Rights of any party falling under (a) through (d) above without the approval of the board of directors; or

(f)	any affiliate[12] of any party listed under (a) through (e) above.
(8)	Restrictions on Transfer of the Share Acquisition Rights

Any acquisition by assignment of the Share Acquisition Rights requires the approval of the board of directors.

(9)	Acquisition of the Share Acquisition Rights
(a)	The Company may, at any time up to the day before the first day of the exercise period of the Share Acquisition Rights, acquire the Share Acquisition Rights gratuitously.

(b)	The Company may, on a date separately determined by the board of directors acquire the Share Acquisition Rights that are held by shareholders other than Unqualified Parties and which have not been exercised, and in exchange, deliver one share of the Company’s stock for every Share Acquisition Right (unless otherwise adjusted).

[9]	“Specified large shareholders” (tokutei tairyo hoyusha) means a holder of share certificates issued by the Company and whose ratio of ownership in respect of such share certificates is deemed to be at least 20% by the Board of Directors.

[10]	“Joint shareholders” (kyodo hoyusha) shall have the meaning as prescribed in Paragraph 5, Article 27-23 of FIEL and shall include any party who is deemed to be a joint shareholder by the Board of Directors in accordance with Paragraph 6 of said Article.

[11]	“Specified large purchaser” (tokutei tairyo kaitsukesha) means a person who makes a public announcement of Purchase (as defined in Paragraph 1, Article 27-2 of FIEA; the same shall apply in this footnote 11) of share certificates (as defined in Paragraph 1, Article 27-2 of FIEA; the same shall apply in this footnote 11) issued by the Company through public tender offer and whose ratio of ownership of share certificates after such purchase (including similar ownership as prescribed in Paragraph 3, Article 7 of the Enforcement Order of the FIEA) is deemed by the Board of Directors to be at least 20% when combined with the ratio of ownership of share certificates of a person having a special relationship.

[12]	“Affiliate” (kanrensha) of a given party means a person deemed by the board of directors to substantially control, be controlled by, or be under common control with such given party, or a party deemed by the board of directors to act in concert with such given party. “Control” means to “control the determination of the financial and business policies” (as defined in Paragraph 3, Article 3 of the Enforcement Regulations of the Corporate Law) of other corporations or entities.

(c)	Any other potential acquisition by the Company and the terms and conditions thereof shall be separately governed in a Gratis Allocation Resolution.
(10)	Others

Any other terms and conditions of the Share Acquisition Rights shall be separately governed in a Gratis Allocation Resolution.
(f)	The Independent Committee

The Company shall establish an Independent Committee, which shall consist only of members who are independent from the executive officers of the Company, in order to prevent the board of directors from making an arbitrary decision concerning implementation and non-implementation of a gratis allocation of Share Acquisition Rights pursuant to the Plan. The Independent Committee shall be composed of three or more members. All members of the Independent Committee shall be appointed from (i) outside directors of the Company, (ii) outside statutory auditors of the Company or (iii) independent experts (experienced company managers, persons with a governmental background, legal counsel, certified pubic accountants or academic experts, etc.) by the board of directors and shall be announced accordingly.

A resolution of the Independent Committee shall be adopted in principle by a majority of the members at a meeting where all members of the Independent Committee are present; provided, however, that if there are unavoidable circumstances such as an accident and any member is unable to act as aforesaid, a resolution may be adopted by the majority of the members present at a meeting where the majority of the members of the Independent Committee is present.

Any other matters concerning the Independent Committee shall be separately provided for by the board of directors.

(g)	Termination of the Plan

If the board of directors adopts a resolution to terminate the Plan, the Plan shall be terminated at that point.

(h)	Others

In addition to the matters set forth in (a) through (g) above, the particulars of the Plan shall be separately determined by the board of directors in a resolution relating to the renewal of the Plan.
(3)	Effective Period of the Basic Policy

The effective period of the Basic Policy shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within three (3) years after the conclusion of the Ordinary General Meeting of Shareholders; provided, however, that the Basic Policy may be changed or terminated by and pursuant to the resolution of the general meetings of shareholders if so resolved by a general meeting of shareholders, even if such effective period has not expired. In such case, the Plan shall be promptly changed or terminated to reflect such change to the basic policy.
2.	Proposal of Agenda Item for the Amendment of the Articles of Incorporation

Upon renewing the Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. Defensive Measures Against Takeovers), the Company plans to propose an agenda item to amend Article 16 of the Company’s Articles of Incorporation as follows at the Ordinary General Meeting of Shareholders. (For the details of the amendment of the Articles of Incorporation, please see the “Notice of the Partial Amendment of the Articles of Incorporation” separately announced as of today.)

Current Provision	Proposed Amendment
Article 16 (Matters to be Resolved at General Meetings of Shareholders)	Article 16 (Matters to be Resolved at General Meetings of Shareholders)

1. In addition to the matters separately provided by law and regulation or by these Articles of Incorporation, the Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company may be prescribed by resolution of a general meeting of shareholders.
1. In addition to the matters separately provided by law and regulation or by these Articles of Incorporation, the Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company may be prescribed by resolution of a general meeting of shareholders.

[Newly added.]	The Company may decide on matters concerning a gratis allocation of Share Acquisition Rights by resolution of the general meeting of shareholders or by resolution of the board of directors based on delegation by resolution of the general meeting of shareholders.

[Newly added.]	In the event that the Company decides the matters concerning a gratis allocation of Share Acquisition Rights pursuant to the preceding paragraph as part of the Measures against the Acquisition of a Substantial Shareholding of the Company, the Company may set forth details of the Share Acquisition Rights as follows:

(1) Certain parties set forth in the Measures against the Acquisition of a Substantial Shareholding of the Company (“Unqualified Parties”) may not exercise such Share Acquisition Rights.

(2) The Company may acquire Share Acquisition Rights from parties other than Unqualified Parties and issue the Company’s shares in exchange therefor.

2. The measures against the acquisition of a substantial shareholding of the Company as stipulated in the preceding paragraph shall mean measures that make it difficult to effect a takeover of the Company, such as the issuance of new shares or acquisition rights for the subscription of new shares which are not primary intended for financing or business alliance
The measures against the acquisition of a substantial shareholding of the Company as stipulated in Paragraphs 1 and 3 shall mean measures that make it difficult to effect a takeover of the Company, such as the issuance of

Current Provision	Proposed Amendment
purposes and that are taken prior to the commencement of a takeover by a third party who poses a threat to the value of the Company and thus to the common interests of the shareholders. Such measures shall be deemed to have been taken when the specific details of the measures against the acquisition of a substantial shareholding of the Company by a third party are determined, such as the adoption of resolution to issue new shares or warrants for the subscription of new shares as a measure against the acquisition of a substantial shareholding of the Company.
new shares or acquisition rights for the subscription of new shares which are not primary intended for financing or business alliance purposes and that are taken prior to the commencement of a takeover by a third party who poses a threat to the value of the Company and thus to the common interests of the shareholders. Such measures shall be deemed to have been taken when the specific details of the measures against the acquisition of a substantial shareholding of the Company by a third party are determined, such as the adoption of resolution to issue new shares or warrants for the subscription of new shares as a measure against the acquisition of a substantial shareholding of the Company.
3.	Impact on Shareholders and Investors:
(1)	Impact on shareholders and investors at the time of renewal of the Basic Policy/the Plan

As no actual gratis allocation of Share Acquisition Rights will occur at the time of renewal of the Basic Policy or the Plan, there will be no direct or concrete impact on the rights and interests of the shareholders or investors.

(2)	Impact on shareholders and investors at the time of a gratis allocation of Share Acquisition Rights

Upon renewing the Plan and implementing a gratis allocation of Share Acquisition Rights in accordance with the procedures under the Plan, Share Acquisition Rights will be allotted gratis to the shareholders as of such Allocation Date and at such rate as are separately determined in a Gratis Allocation Resolution, up to a maximum of two Share Acquisition Rights for each share held. If any shareholder(s) fail(s) to pay the amount equivalent to the exercise price or otherwise to implement the procedures to exercise its (their) Share Acquisition Rights during the exercise period of Share Acquisition Rights, the Company’s shares held by said shareholder(s) will be diluted by the exercise of Share Acquisition Rights by other shareholders. However, the Company may, upon a decision by the board of directors, acquire Share Acquisition Rights from shareholders other than Unqualified Parties and, in exchange, deliver the Company’s ordinary shares. In such case, shareholders other than Unqualified Parties will receive the Company’s shares in consideration of Share Acquisition Rights acquired by the Company without exercising their Share Acquisition Rights or paying an amount equivalent to the exercise price, and the value of the Company’s shares held by such shareholders will not be diluted.

Further, if a gratis allocation of Share Acquisition Rights is discontinued after the resolution for such allocation is adopted or a gratis acquisition of Share Acquisition Rights is made, the per-share value of the Company’s shares will not be diluted. Accordingly, the shareholders or investors who have sold or purchased the Company’s shares on the precondition that dilution of the per-share value of the Company’s shares will take place will be subject to the fluctuation of the Company’s share prices.

IV.	The Company Board of Directors’ Decisions Regarding the Above Measures and the Reasons Concerning Such Decisions

1.	Special Measures contributing to realizing the Basic Policy in Section I above (measures in Section II above)

The measures set out in Section II above for improving the corporate value and for enhancing corporate governance, developed as specific measures to continuously enhance the Company’s corporate value and the common interest of its shareholders, will contribute to realizing the basic policy.

Accordingly, these measures are in accordance with the basic policy and conform to the common interest of the Company’s shareholders, and not for the purposes of maintaining the status of the officers of the Company.

2.	Measures to prevent the Decisions of Financial and Business Policies of the Company from being controlled by Inappropriate Parties in light of the Basic Policy of Section I above (measures in Section III above)
(1)	The Basic Policy is in accordance with the basic policy of Section I above.

The Basic Policy is the framework to secure the Company’s corporate value and the common interest of its shareholders, in the event that the Company’s share certificates are purchased, by enabling shareholders to make decisions with respect to whether to accept such purchase and enabling the board of directors to secure information and time necessary for making alternative proposals to shareholders or to negotiate and consult with a Purchaser on behalf of the shareholders, and is therefore in accordance with the basic policy.

(2)	These measures do not impair any common interest of the shareholders, and are not aimed at maintaining the status of the Company’s officers

For the reasons described below, we believe that in the light of the basic policy described in Section I above, the Basic Policy does not impair any common interests of the shareholders, and is not aimed at maintaining the status of the Company’s officers.
(a)	Compliance with Requirements of Guidelines for Defensive Measures against Takeovers

The Basic Policy complies with the three principles set forth by the “Guidelines concerning Defensive Measures against Takeovers for the Purposes of Securing or Enhancing Corporate Value and the Common Interests of Shareholders” published by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005.

(b)	Focus on Shareholders’ Intentions

The Basic Policy will be decided upon the approval of and a resolution at the Shareholders Meeting as stated above.

Further, as stated in Section III.1(3) “Effective Period of the Basic Policy” above, the Basic Policy has a so-called “sunset clause”, which sets forth an effective period of three (3) years, and it also provides that it may be amended or terminated by resolution of the Company’s shareholders, even if the effective period of the Basic Policy has not yet expired. In addition, even during the effective period of the Basic Policy, the Plan may be terminated by resolution of the Company’s board of directors which consists of the directors elected by the Company’s shareholders. Therefore, the intentions of the shareholders will be sufficiently reflected in the Basic Policy and the Plan to be renewed pursuant thereto.

(c)	Focus on Judgment of Independent Outside Persons and Disclosure of Information

As stated in Section III.1(2)(f) “Independent Committee”, any practical judgment regarding the operation of the Basic Policy, such as the implementation of a gratis allocation of Share Acquisition Rights, is to be made by an Independent Committee consisting only of those persons who are independent of the management which executes the Company’s business. Therefore, such a structure ensures the operation of the Plan in line with the protection of the Company’s corporate value and its shareholders’ common interests, as the Independent Committee will closely monitor the activities of the board of directors to prevent it from arbitrarily implementing a gratis allocation of Share Acquisition Rights and the summary of the independent committee’s judgment will be disclosed to the shareholders.

Upon approval by the Ordinary General Meeting of Shareholders of the Basic Policy and resolution of the board of directors to adopt the renewal of the Plan, the scheduled members of the Independent Committee shall be Messrs. Mamoru Ozaki as the Company’s outside director, Tomoharu Kuda as the Company’s outside statutory auditor and Naoto Nakamura as the independent expert. Please see the attached Exhibit 2 for their biographies.

(d)	Establishment of Reasonably Objective Requirements

As stated in Section III.1(2)(e)(i) “Advice by the Independent Committee on Implementation”, the Plan is constituted so that a gratis allocation of Share Acquisition Rights will not be implemented unless reasonable and detailed objective requirements have been satisfied. Thus, it is considered that this structure prevents any arbitrary implementation by the board of directors.

(e)	Obtaining the Independent Experts’ Opinion

As stated in Section III.1(2)(d) “Examination of Terms and Conditions of Purchase and Negotiation and/or Proposal of Alternatives by Independent Committee”, when a Purchaser appears, the Independent Committee may obtain advice from independent experts (including, but not limited to, financial advisors, legal counsel and certified public accountants) at the cost of the Company. This structure therefore further ensures the fairness and independence of the Independent Committee’s judgment.

(f)	Term of Office of the Company’s Director is One Year

The term of office of the Company’s director shall be one (1) year. Therefore, even during the effective period of the Plan, the intentions of the shareholders will be sufficiently reflected in the Basic Policy and the Plan through the election of the Company’s directors every year.
— End —

Exhibit 1
The Company’s Shareholding Summary (as of March 31, 2009)
1.	Total number of shares authorized to be issued: 500,000,000 shares

2.	Total number of issued and outstanding shares: 143,378,085 shares

3.	Total number of shareholders: 11,038 persons

4.	Major shareholders (top 10):

	Number of shares of
	the Company held by
	shareholder	Shareholding Ratio
Name of shareholder	(Thousands of shares)	(%)
The Bank of New York Mellon, as depository bank for depository receipt holders	17,396	12.38%
Meiji Yasuda Life Insurance Company	6,999	4.98%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	6,986	4.97%
Mika Noguchi	6,701	4.77%
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	5,509	3.92%
Nippon Life Insurance Company	5,460	3.88%
The Bank of Kyoto, Ltd.	4,264	3.03%
The Dai-ichi Mutual Life Insurance Company	3,912	2.78%
The Shiga Bank, Ltd.	3,376	2.40%
Mitsubishi UFJ Trust and Banking Corporation	3,050	2.17%

(Note)	The investment ratio is calculated by using the number of issued shares as of the end of this fiscal year excluding the number of shares of treasury stock held by the Company.

Exhibit 2
Biography of Persons to Serve as Independent Committee Members

Mr. Mamoru Ozaki:

Jun 1991	Commissioner of the National Tax Agency
Jun 1992	Administrative Vice Minister of Finance
May 1994	President of People’s Finance Corporation
Oct 1999	President of National Life Finance Corporation
Feb 2003 — present	Advisor to Yazaki Corporation
Jul 2003	Advisor of Wacoal Corp. (currently Wacoal Holdings Corp.)
Jun 2005 — present	Director of Wacoal Corp. (currently Wacoal Holdings Corp.)

Mr. Tomoharu Kuda:

Sep 1972	Joined Deloitte Haskins & Sells
Oct 1979	Registered as Certified Public Accountant
Sep 1987	Transferred to London Office (U.K.)
Feb 1990	Partner of Deloitte Touche Tohmatsu (merged with Tohmatsu)
Jun 1997	Representative Partner of Deloitte
Jun 2007 — present	Corporate Auditor of Wacoal Holdings Corp.

Mr. Naoto Nakamura:

Oct 1982	Passed the Japanese bar exam
Apr 1985	Graduated from the Legal Training and Research Institute
Registered with Daini Tokyo Bar Association, joined Mori Sogo Law Offices
Apr 1998	Opened Hibiya Park Law Offices, Partner
Feb 2003	Opened Naoto Nakamura Law Office (currently Nakamura, Tsunoda & Matsumoto)
— End —

EXHIBIT 5
May 8, 2009
To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Masaya Wakabayashi,
General Manager, Corporate Planning
(Telephone: 075-623-3750)
Notice of Partial Amendment of Articles of Incorporation
     Wacoal Holdings Corp. hereby announces that it has adopted a resolution at a meeting of its Board of Directors held on May 8, 2009 to propose certain amendments of its Articles of Incorporation to its 61st Ordinary General Meeting of Shareholders to be held on June 26, 2009.
     This notice is being made due to the reasons outlined below, and we will announce additional proposed amendments of our Articles of Incorporation together with the amendments proposed below after the Ordinary General Meeting of Shareholders.
1. Reason for the Amendment
     We will amend the current Articles of Incorporation in connection with the renewal of our Basic Policy for Measures against the Acquisition of a Substantial Shareholding of the Company (i.e. Defensive Measures Against Takeovers) and in connection with the introduction of a system of additional purchases of shares with respect to shareholdings that constitute less than one full trading unit.
2. Details of the Amendment
     The details of the amendment are as shown in the Exhibit.
3. Dates

Date of the general meeting of shareholders for the amendment of the Articles of Incorporation:	June 26, 2009 (tentative)

Effective date of the amendment of the Articles of Incorporation:	June 26, 2009 (tentative)

     [Exhibit]
(Parts to be amended are underlined.)

Current Provision	Proposed Amendment

Articles 1 through 8 (Provisions omitted)	Articles 1 through [7] (Provisions omitted)

Article 9 (Rights Concerning Shares Constituting Less Than One Full Unit)	Article 8 (Rights Concerning Shares Constituting Less Than One Full Unit)

The shareholders (including beneficial owners; hereinafter the same) of the Company may not exercise any rights except for the rights set forth below concerning held shares constituting less than one full unit:
The shareholders of the Company may not exercise any rights except for the rights set forth below concerning shares constituting less than one full unit:

(1) the rights as prescribed under each item in Paragraph 2, Article 189 of the Corporate Law;	(1) the rights as prescribed under each item in Paragraph 2, Article 189 of the Corporate Law;

(2) the put rights pursuant to the provisions of Paragraph 1, Article 166 of the Corporate Law;	(2) the put rights pursuant to the provisions of Paragraph 1, Article 166 of the Corporate Law;

(3) the right to receive an allocation of share offerings and stock acquisition rights in proportion to the number of shares held.	(3) the right to receive an allocation of share offerings and stock acquisition rights in proportion to the number of shares held.

[Newly added.]	(4) the right to make claims as stipulated in the following article

[Newly added.]	Article 9 (Additional Purchase of Shares Constituting Less Than One Full Trading Unit)

Shareholders of the Company may demand the sale of shares in the number of units that together with the number of shares held by the Shareholder constituting less than one full trading unit will constitute the number of shares equal to a full trading unit pursuant to the Share Handling Regulations.

Articles 10 through 15 (Provisions omitted)	Articles 10 through 15 (Provisions omitted)

Current Provision	Proposed Amendment

Article 16 (Matters to be Resolved at General Meetings of Shareholders)	Article 16 (Matters to be Resolved at General Meetings of Shareholders)

     1. In addition to the matters separately provided by law and regulation or by these Articles of Incorporation, the basic policies for measures concerning acquisition by a third party of a substantial shareholding of the Company may be prescribed by resolution of a general meeting of shareholders.
1. In addition to the matters separately provided by law and regulation or by these Articles of Incorporation, the basic policies for measures concerning acquisition by a third party of a substantial shareholding of the Company may be prescribed by resolution of a general meeting of shareholders.

[Newly added.]	The Company may decide on matters concerning a gratis allocation of Share Acquisition Rights by resolution of the general meeting of shareholders or by resolution of the Board of Directors based on delegation by resolution of the general meeting of shareholders.

[Newly added.]	In the event that the Company decides on the matters concerning a gratis allocation of Share Acquisition Rights pursuant to the preceding paragraph as part of the Measures against the Acquisition of a Substantial Shareholding of the Company, the Company may set forth details of the Share Acquisition Rights as follows:

(1) Certain parties set forth in the Measures against the Acquisition of a Substantial Shareholding of the Company (“Unqualified Parties”) may not exercise such Share Acquisition Rights.

(2) The Company may acquire Share Acquisition Rights from parties other than Unqualified Parties and issue the Company’s shares in exchange therefor.

     2. The measures against the acquisition of a substantial shareholding of the Company as stipulated in the preceding paragraph shall mean measures that make it difficult to effect a takeover of the Company, such as the issuance of new shares or acquisition rights for the subscription of new shares which are not primarily intended for financing or business alliance purposes and that are taken prior to the commencement of a takeover by a third party who poses a threat to the value of the Company and thus to the common interests of the shareholders. Such measures shall be deemed to
The measures against the acquisition of a substantial shareholding of the Company as stipulated in Paragraphs 1 and 3 shall mean measures that make it difficult to effect a takeover of the Company, such as the issuance of new shares or acquisition rights for the subscription of new shares which are not primary intended for financing or business alliance purposes and that are taken prior to the commencement of a takeover by a third party who poses a threat to the value of the Company and thus to the common interests of the shareholders. Such measures shall be deemed to have been taken when the specific

Current Provision	Proposed Amendment

have been taken when the specific details of the measures against the acquisition of a substantial shareholding of the Company by a third party are determined, such as the adoption of resolution to issue new shares or warrants for the subscription of new shares as a measure against the acquisition of a substantial shareholding of the Company.
details of the measures against the acquisition of a substantial shareholding of the Company by a third party are determined, such as the adoption of resolution to issue new shares or warrants for the subscription of new shares as a measure against the acquisition of a substantial shareholding of the Company.

(Provisions omitted hereafter)

(Provisions omitted hereafter)
— End —